ORBITAL SCIENCES CORPORATION

2008 Annual Report







Innovation You Can Count On™

Orbital



David W. Thompson (center), Chairman and Chief Executive Officer
James R. Thompson (right), Vice Chairman, President and Chief Operating Officer
Garrett E. Pierce (left), Vice Chairman and Chief Financial Officer

Welcome to Orbital

Orbital Sciences Corporation (NYSE: ORB) is one of the world's leading providers of smaller, more affordable rockets and space systems. Over the past 25 years, the company has pioneered new classes of launch vehicles, satellites and other space technologies. Many of these technologies have become the building blocks of space-based systems used by customers to defend our country, to provide global communications, to study the Earth, and to explore our solar system and the universe beyond.

Satellites and Space Systems

COMMUNICATIONS SATELLITES
Small geosynchronous-Earth orbit satellites that provide broadcast, cable and direct-to-home television, business data networking, regional mobile telephony and other space-based communications services

SCIENCE AND TECHNOLOGY SATELLITES
Small- and medium-class spacecraft that are used to conduct scientific research, to carry out deep-space exploration, to collect imagery and other data about the Earth, and to demonstrate new space technologies

SPACE TECHNICAL SERVICES
Quick-response space-related engineering, analytical and manufacturing services for scientific and military programs

Launch Vehicles

SPACE LAUNCH VEHICLES
Small- and medium-class rockets that deliver satellites into low-Earth orbit for commercial, civil government and military customers

INTERCEPTOR LAUNCH VEHICLES
Missile defense rockets that boost interceptor vehicles to destroy hostile ballistic missiles launched against the United States or our troops and allies overseas

TARGET LAUNCH VEHICLES
Suborbital rockets and related systems used to develop and test missile defense systems and to serve as platforms for military research

Advanced Space Programs

HUMAN SPACE SYSTEMS
Human-rated space systems to be used in Earth orbit, lunar exploration and other advanced space missions

NATIONAL SECURITY SPACE SYSTEMS
Small satellites and satellite subsystems used primarily for national security space missions and related technology demonstration programs

ADVANCED LAUNCH SYSTEMS
New medium-class launch vehicles and other advanced rocket systems

Contents

Financial Highlights

($ thousands, except per share data)	Years Ended December 31, 2008	2007	2006	2005	2004
Operating Results					
Revenues	$ 1,168,635	$ 1,033,940	$ 765,145	$ 676,347	$ 646,800
Income from Operations	84,282	81,224	64,320	50,727	52,178
Income from Continuing Operations	63,150*	53,663	32,564	26,891	185,850
Diluted Income per Share	1.05*	0.88	0.52	0.43	2.86
Balance Sheet Summary					
Cash and Restricted Cash	$ 328,307	$ 235,822	$ 205,735	$ 165,143	$ 133,819
Net Working Capital	349,454	281,043	245,037	206,653	188,338
Total Assets	865,186	775,468	731,126	657,276	650,918
Long-Term Obligations, net	143,750	143,750	143,750	126,459	128,375
Stockholders' Equity	456,019	420,249	382,700	385,511	383,293


647
676
765
1,034
1,169
2004
2005
2006
2007
2008

Revenues
($ millions)


52
51
64
81
84
2004
2005
2006
2007
2008

Income from Operations
($ millions)


383
386
383
420
456
2004
2005
2006
2007
2008

Stockholders' Equity
($ millions)

*Adjusted—see disclosure of Non-GAAP financial measures on the inside back cover of this annual report.

ORBITAL SCIENCES CORPORATION

Letter to Our Stockholders

Last year was another very good one for Orbital, continuing an extraordinary six-year period of financial growth, operational success and strategic progress. In 2008, the company generated record-setting revenue, operating income and free cash flow; extended our string of safe and reliable space missions; and achieved an all-time high level of new business volume. While these impressive business accomplishments did not translate into immediate rewards for our shareholders during a year that saw dramatic declines throughout global financial markets, they did strengthen the foundation for long-term value creation in the years ahead.

STRATEGIC PROGRESS

New contract awards, propelled by major orders in each of our three business segments, totaled a record-breaking $3.65 billion in 2008, almost twice the company's previous record of $1.89 billion set just a year earlier. New business wins consisted of approximately $1.03 billion in firm orders, $2.34 billion in option orders, and $285 million in option exercises under previously awarded contracts. All three of our business segments contributed new business volume well in excess of their revenue: launch vehicles received $650 million in new business awards (about 1.4 times its 2008 revenue), satellites and space systems won $640 million (around 1.5 times its revenue), and advanced space programs garnered $2.36 billion (or 7.9 times its revenue).

In 2008, two especially important orders advanced our long-term strategic goal to expand into the human space systems market. These comprised a seven-year contract from NASA, valued at almost $1.9 billion through 2015, for the delivery of 20 metric tons of cargo to the International Space Station, which followed an earlier award of a $170 million cooperative research and development agreement from the space agency to develop and demonstrate the new launch vehicle and spacecraft technology we will use for these cargo missions.

Other large orders last year that bolstered our positions in core markets were contracts for four commercial communications satellites from Intelsat Corporation, SES Americom and KT Corporation; six additional

Long-Term Customer Relationships

2008 Revenues by Customer Type


27%
Department of Defense and Intelligence Agencies
44%
Commercial and International Satellite Operators
29%
NASA, Other Civilian Agencies and Universities

Well-Balanced Business Segments

2008 Revenues $1.17 B


25%
Launch Vehicles
39%
Advanced Space Programs
36%
Satellites and Space Systems

Orbital's OBV missile defense booster was launched from Vandenberg Air Force Base, California as part of a successful December 2008 test of the Ground-based Midcourse Defense system.







Artist's rendering of the Intelsat 18 satellite, one of four commercial communications satellite contracts awarded to Orbital in 2008.

Orbital Boost Vehicle (OBV) missile interceptor orders and related work from The Boeing Company; four more Minotaur space launch vehicle option exercises from the U.S. Air Force; two new target rocket contracts for the Missile Defense Agency (MDA) and U.S. Navy; and several military satellite program awards from U.S. government agencies.

As a consequence of this remarkable new business volume, Orbital's firm contract backlog increased to $2.11 billion while total backlog (including unexercised options) jumped to $5.86 billion, both new year-end records for the company. This allowed us to begin 2009 with over 85% of our projected revenue for the year ahead in backlog, while also covering a substantial portion of planned revenues in 2010 and 2011.

Another noteworthy strategic development in 2008 was the successful divestiture of our Transportation Management Systems (TMS) division. Completing the portfolio reshaping we began eight years ago, the sale of TMS placed Orbital's last non-core business in good hands where it better fits within a larger set of related units. The transaction also generated cash proceeds of nearly $45 million that we are now deploying to more strategic purposes.

OPERATIONAL PERFORMANCE

Last year, Orbital carried out nine major rocket launches and eight satellite and space system deployments, extending our record to 81 major rocket launches and spacecraft deployments during the past five years. In addition, the company completed and delivered 14 other launch vehicles, satellites and space systems for future space missions, and also supported 16 smaller sounding rocket launches in 2008.

Highlighting last year's operational activity were several events that merit special attention:

- Two geosynchronous communications satellite deployments for first-time customers SES Americom and Telenor Satellite Broadcasting;
- Two Pegasus® space launch vehicle missions that delivered spacecraft into orbit for NASA and the Air Force, marking the 39th and 40th flights of the company's signature air-launched rocket;
- Another OBV interceptor launch for Boeing and MDA, leading to a successful shoot-down of a mock ICBM warhead in the most demanding test yet of America's national missile defense system; and
- The launch and deployment of the second Orbital-built deep-space science probe into an elongated orbit that carries the spacecraft to nearly the moon's distance once every eight days.

A technician readies the Optus D3 geosynchronous communications satellite for antenna testing in Orbital's satellite manufacturing facility. Delivered to the customer in less than 24 months after contract award, Optus D3 is scheduled to be launched in 2009.



The Orion Launch Abort System (LAS) is being assembled in Orbital's Dulles, Virginia spacecraft manufacturing facility. The LAS will sit atop the Orion crew capsule, NASA's successor to the Space Shuttle, and will accelerate the capsule away from the Ares I launch vehicle in case of an emergency.

Behind these operational milestones were scores of product design, engineering, manufacturing and test reviews, along with dozens of technical interactions with current and prospective customers to clearly understand their specific performance expectations and operational needs and to report to them on our progress. Meanwhile, the company's manufacturing, procurement and test teams were busier than ever last year, delivering a record-setting production output that exceeded 25,000 discrete items with excellent productivity, quality and cycle times. These accomplishments, as well as the successful space missions they enabled, stand as a well-deserved tribute to our 1,850 engineers and scientists and 975 production, supply chain and quality assurance specialists who dedicate themselves every day to designing and building the world's best spacecraft and launch vehicles.

FINANCIAL RESULTS

Orbital's 2008 revenues increased 13% to $1,169 million, growing faster than we had anticipated due to especially strong demand in human space systems and military satellite programs. Operating income of $84.3 million was 4% higher than the previous year's level, reflecting both our overall increased revenues and a significant profit margin boost in our communications satellite programs. This profit growth largely offset a tripling of R&D expenditures primarily relating to our new Taurus® II launcher program. Adjusted earnings per share* exceeded our expectations, increasing 19% to $1.05.

Free cash flow* of $82.3 million in 2008 also set a new record, slightly eclipsing 2007's previous high of $81.9 million. Once again last year, we put a substantial part of this cash flow to work by repurchasing $49.5 million of the company's stock, buying back some 2.5 million shares, or a bit over 4% of the total outstanding. At the same time, due to the robust level of last year's cash flow and the proceeds from the TMS divestiture, Orbital ended the year with $328 million in cash, one more new record that was established in 2008.

Orbital's Cygnus™ advanced maneuvering spacecraft is shown prior to berthing with the International Space Station (ISS). In late 2008, NASA selected Orbital for a $1.9 billion contract to provide cargo delivery services to the ISS. It was the largest contract award in the company's 27-year history.

*These non-GAAP financial measures are explained on the inside back cover of this annual report.




Taurus II

Five Years of Strong Market Demand for Our Products (2004 - 2008)


Firm Year-End Backlog
($ billions)
1.17
1.26
1.79
2.06
2.11
2004
2005
2006
2007
2008


Total Year-End Backlog
($ billions)
2.31
2.90
3.43
3.90
5.86
2004
2005
2006
2007
2008

WORKFORCE AND FACILITY EXPANSION

Last year was also a time of substantial expansion for the company's workforce, with just over 600 new employees joining us in 2008. We ended the year with a total staff of approximately 3,600 people, an increase of roughly 12% compared to a year earlier. To accommodate both this growth and our projected needs for several future years, Orbital completed and occupied new facilities in Virginia, Arizona and California last year, and began construction of one more new building in Arizona that we expect will be ready for use this fall. Altogether, between the beginning of 2008 and the end of 2009, we plan to add almost 200,000 square feet to our office space and industrial capacity, an increase of about 18% over the two-year period.

LOOKING AHEAD TO 2009 AND BEYOND

As we write this in early March, the company's financial outlook for 2009 is more guarded than it has been at similar times during the past several years. There are two reasons for our caution: first, as you know, the combination of the country's recent political transition and the world's ongoing economic downturn makes forecasting near-term customer demand, even in long-cycle businesses like ours, more difficult than usual; and second, for Orbital in particular, this is the year of many critical technical challenges and the highest rate of planned R&D investment in several of our next-generation products, especially the Taurus II rocket. Accordingly, at this point we foresee essentially flat revenues and reduced earnings and cash flow in 2009 compared to 2008. However, if we make good progress in the Taurus II launcher and Cygnus spacecraft development programs this year, then the company expects a strong rebound in both revenue and earnings growth in 2010 and for years beyond. In addition, we are confident that these investments should not impact our liquidity, as the company plans to maintain more than adequate cash balances throughout the entire period.

From a new business perspective, the year ahead is likely to present both opportunities and threats to recent demand trends, current competitive positions and future order prospects, and to demonstrate once again the value of Orbital's market-area diversification in the space and missile industry. For instance, uncertainty about the Obama Administration's plans for missile defense systems is creating apprehension for some of our interceptor program customers. Conversely, the current outlook for space-based science projects is brighter now than at any point in the last five years. Similarly, economic conditions may dampen overall growth in commercial satellite demand, but the smaller and more affordable communications spacecraft we specialize in could be even more popular in the capital-constrained environment of the near future. Finally, due to cost overruns and schedule delays in larger space systems - together with $1 trillion federal budget deficits for the next several years - we expect military customers to look with greater interest at more agile, less expensive systems of the kind we have pioneered, although with new officials settling in to key Pentagon assignments, the timing of potential orders remains uncertain.

The Taurus II medium-class rocket will launch from Wallops Island, Virginia to carry out missions to the International Space Station and for other purposes. Orbital began the launch site infrastructure development in 2008 to support the first launch of Taurus II in late 2010.



The Glory satellite will be launched aboard an Orbital Taurus rocket in 2009 to provide critical scientific data on aerosols in Earth's atmosphere. Glory will also continue NASA's long-term, space-based study of the Sun's energy, currently being carried out by the earlier Orbital-built and launched SORCE and ACRIMSat satellites.

Amid these gusty cross-winds in our markets, Orbital does not expect awards of contracts and options in 2009 to reach the extraordinary heights achieved last year. Instead, we are aiming for new business volume comparable to the levels of 2006 or 2007. Nevertheless, with a target in excess of $1.5 billion in orders this year, we do anticipate an increase in firm backlog in 2009, positioning us well for double-digit growth in 2010 and 2011.

The company's operational pace in 2009 is expected to exceed the already high level of design, production and launch activity that characterized 2008. At this time, we anticipate about 60 important product delivery or deployment events to be completed this year, including 25 to 30 major rocket launches or deliveries, 12 to 14 satellite and space system deployments or shipments, and another 20 to 25 sounding rocket flights. As always, our top priority will remain to ensure that each of these space missions is conducted safely and reliably, continuing the long line of successful missions that has established Orbital as one of the world's most capable and dependable space and launch system suppliers over the last 15 years.

CONCLUSION

This time last year, we promised you that the company's management would stay focused on enhancing customer satisfaction and program profitability in Orbital's core markets while also creating new products and opening adjacent markets to support long-term business growth and shareholder value gains. We believe the record shows that this commitment was fulfilled last year. As this year begins, we pledge once again to do our utmost to advance the company's strategic progress, operational performance and financial results in 2009 and beyond. Thank you for another year of your confidence, which we look forward to reinforcing in the months ahead.

David W. Thompson
Chairman and
Chief Executive Officer

James R. Thompson
Vice Chairman, President and
Chief Operating Officer

Garrett E. Pierce
Vice Chairman and
Chief Financial Officer

6 March 2009

Orbital's Minotaur IV rocket will debut in 2009 with the launch of the high-value Space-Based Space Surveillance (SBSS) satellite for the U.S. Air Force. Capable of boosting payloads of up to 3,800 pounds into low-Earth orbit, Minotaur IV extends Orbital's family of affordable and reliable space launch vehicles.


Orbital
USAF

Board of Directors

Edward F. Crawley*
- Professor, MIT Department of Aeronautics and Astronautics
- Director, Bernard M. Gordon - MIT Engineering Leadership Program
- Orbital Board Member Since 2003

Lennard A. Fisk*
- Professor of Space Sciences, University of Michigan
- Former Associate Administrator, NASA
- Orbital Board Member Since 1993

Robert M. Hanisee*
- Former Managing Director and Chief Investment Officer, Trust Company of the West (TCW) Private Client Group
- Former President and Director of Research, Seidler Amdec Securities
- Orbital Board Member Since 2002

Robert J. Hermann*
- Lead Independent Director
- Senior Partner, Global Technology Partners
- Former Senior Vice President, United Technologies Corporation
- Former Director, National Reconnaissance Office
- Orbital Board Member Since 2002

Ronald T. Kadish*
- Vice President and Partner, Booz Allen Hamilton, Inc.
- Former Director, U.S. Missile Defense Agency
- Orbital Board Member Since 2005

Janice I. Obuchowski*
- President, Freedom Technologies, Incorporated
- Ambassador, World Radiocommunication Conference 2003
- Former Administrator, National Telecommunications and Information Agency
- Orbital Board Member Since 1996

Garrett E. Pierce
- Vice Chairman and Chief Financial Officer
- Former Executive Vice President and Chief Financial Officer, Sensormatic Electronics Corp.
- Orbital Board Member Since 2000

James G. Roche*
- Former Secretary of the U.S. Air Force
- Former Corporate Vice President and President, Electronic Sensors and Systems Sector, Northrop Grumman Corporation
- Orbital Board Member Since 2005

Frank L. Salizzoni*
- Former Chairman, President and Chief Executive Officer, H&R Block, Inc.
- Former President and Chief Operating Officer, USAir Inc. and USAir Group, Inc.
- Orbital Board Member Since 1996

Harrison H. Schmitt*
- Aerospace Business Consultant
- Former U.S. Senator, New Mexico
- Former Apollo Astronaut, NASA
- Orbital Board Member Since 1983

David W. Thompson
- Chairman and Chief Executive Officer
- Orbital Co-Founder
- Orbital Board Member Since 1982

James R. Thompson
- Vice Chairman, President and Chief Operating Officer
- Former Deputy Administrator, NASA
- Orbital Board Member Since 1992

Scott L. Webster*
- Orbital Co-Founder
- Orbital Board Member Since 1982

* Independent Director

Executive Officers and Senior Management

David W. Thompson
Chairman and Chief Executive Officer

James R. Thompson
Vice Chairman, President and Chief Operating Officer

Garrett E. Pierce
Vice Chairman and Chief Financial Officer

Ronald J. Grabe
Executive Vice President and General Manager, Launch Systems Group

Michael E. Larkin
Executive Vice President and General Manager, Space Systems Group

Antonio L. Elias
Executive Vice President and General Manager, Advanced Programs Group

Susan Herlick
Senior Vice President, General Counsel and Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-14279

ORBITAL SCIENCES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**06-1209561**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
21839 Atlantic Boulevard, Dulles, Virginia	**20166**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code:
(703) 406-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting common equity held by non-affiliates of the registrant based on the closing sales price of the registrant's Common Stock as reported on The New York Stock Exchange on June 30, 2008 was approximately $1,367,900,000. The registrant has no non-voting common equity.

As of February 25, 2009, 57,163,236 shares of the registrant's Common Stock were outstanding.

Portions of the registrant's definitive proxy statement to be filed on or about March 11, 2009 are incorporated by reference in Part III of this report.

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

We develop and manufacture small- and medium-class rockets and space systems for commercial, military and civil government customers, including the U.S. Department of Defense ("DoD"), the National Aeronautics and Space Administration ("NASA") and other U.S. Government agencies.

Our primary products and services include the following:

- *Launch Vehicles.* Rockets that are used as interceptor and target vehicles for missile defense systems, small- and medium-class space launch vehicles that place satellites into Earth orbit, and suborbital launch vehicles that place payloads into a variety of high-altitude trajectories.
- *Satellites and Space Systems.* Small- and medium-class spacecraft that are used to enable global and regional communications and broadcasting, to conduct space-related scientific research, to carry out interplanetary and other deep-space exploration missions, to enable national security applications, to collect imagery and other remotely-sensed data about the Earth and to demonstrate new space technologies.
- *Advanced Space Programs.* Human-rated space systems for Earth-orbit and lunar exploration, advanced launch systems for medium-class satellites, and small satellites and satellite subsystems primarily used for national security space programs and to demonstrate new space technologies.

Our general strategy is to develop and expand a core integrated business of space and launch systems technologies and products, focusing on the design and manufacturing of affordable rockets, satellites and other space systems in order to establish and expand positions in niche markets that have not typically been emphasized by our larger competitors. Another part of our strategy is to seek customer contracts that will fund the development of enhancements to our existing launch vehicle and space systems product lines. As a result of our capabilities and experience in designing, developing, manufacturing and operating a broad range of small rockets and space systems, we believe we are well positioned to capitalize on the demand for small space-technology systems in missile defense, space-based military and intelligence operations, and commercial satellite communications programs, and to take advantage of government-sponsored initiatives for human space exploration, space-based scientific research and interplanetary exploration.

In June 2008, we sold our Transportation Management Systems ("TMS") business unit for $45 million in cash before transaction fees and expenses. The operating results of TMS and the gain on the sale have been reclassified and reported as discontinued operations for all periods presented (see Note 3 to the accompanying financial statements).

Orbital was incorporated in Delaware in 1987 to consolidate the assets, liabilities and operations of two predecessor entities established in 1982 and 1983.

Our corporate headquarters are located at 21839 Atlantic Boulevard, Dulles, Virginia 20166 and our telephone number is (703) 406-5000.

Available Information

We maintain an Internet website at *www.orbital.com*. In addition to news and other information about our company, we make available on or through the *Investor Relations* section of our website our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and all amendments to these reports as soon as reasonably practicable after we electronically file this material with, or furnish it to, the U.S. Securities and Exchange Commission.

At the *Investor Relations* section of our website, we have a *Corporate Governance* page that includes, among other things, copies of our Code of Business Conduct and Ethics, our Corporate Governance Guidelines and the charters for each standing committee of the Board of Directors, including the Audit and Finance Committee, the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee.

Printed copies of all of the above-referenced reports and documents may be requested by contacting our Investor Relations Department either by mail at our corporate headquarters, by telephone at (703) 406-5543 or by e-mail at *investor.relations@orbital.com.* All of the above-referenced reports and documents are available from us free of charge.

Description of Orbital's Products and Services

Our products and services are grouped into three reportable business segments that are described below: launch vehicles, satellites and space systems and advanced space programs. Our business is not seasonal. Customers that accounted for 10% or more of our consolidated revenues in 2008 were DoD, Lockheed Martin Corporation ("Lockheed Martin"), NASA, SES S.A. ("SES") and The Boeing Company ("Boeing").

Launch Vehicles. Our launch vehicles segment is involved in developing and producing interceptor launch vehicles, target launch vehicles and space launch vehicles.

Interceptor Launch Vehicles. We develop and produce rockets that are used as interceptor launch vehicles for missile defense systems, including interceptor boosters that carry "kill vehicles" designed to defend against ballistic missile attacks. Pursuant to a contract with Boeing, we are the sole supplier of operational and test interceptor boosters for the U.S. Missile Defense Agency's ("MDA") Ground-based Midcourse Defense ("GMD") program, for which our interceptor boost vehicle, a modified version of our Pegasus rocket, is being used as a major operational element in the U.S. national missile defense system. We are also developing a boost vehicle for MDA's Kinetic Energy Interceptor ("KEI") program. During 2008, we conducted one successful GMD interceptor flight test and delivered five GMD boost vehicles. In 2009, we expect to deliver five GMD boost vehicles, conduct two GMD interceptor flight tests and conduct our first test of the KEI boost vehicle.

Target Launch Vehicles. We design and produce target launch vehicles used in the development and testing of missile defense systems. Our target launch vehicles include suborbital rockets and their principal subsystems, as well as payloads carried by such vehicles.

Various branches and agencies of the U.S. military, including MDA, use our target launch vehicles as targets for defense-related applications such as ballistic missile interceptor testing and related experiments. These rockets are programmed to simulate incoming enemy missiles, offering an affordable and reliable means to test advanced missile defense systems. Our family of targets extends from long- range ballistic target launch vehicles, which include targets for testing MDA's GMD system, to medium- and short-range target vehicles designed to simulate threats to U.S. and allied military forces deployed in overseas theaters. We have also developed a short-range supersonic sea-skimming target that flies just above the ocean's surface and is currently being used by the U.S. Navy. In 2008, we performed a total of six target launch missions. In 2009, we expect to deliver approximately 15 to 17 target launch vehicles for missions in 2009 and later years.

Space Launch Vehicles. We develop and produce small-class launch vehicles that place satellites weighing up to 4,000 lbs. into low-Earth orbit, including the Pegasus, Taurus and Minotaur space launch vehicles that are used by commercial, civil government and military customers. Our Pegasus launch vehicle is launched from our L-1011 carrier aircraft to deploy relatively lightweight satellites into low,ho-Earth orbit. The Taurus launch vehicle is a ground-launched derivative of the Pegasus vehicle that can carry heavier payloads to orbit. The ground-launched Minotaur launch vehicle family combines Minuteman II and Peacekeeper ballistic missile rocket motors with our Pegasus and Taurus technology. In 2008, we carried out two successful Pegasus missions. In February 2009, our Taurus rocket experienced a launch failure. During the rest of 2009, we expect to perform up to five space launch missions, including one Taurus and four Minotaur launches.

Our launch vehicles segment and our advanced space programs segment are jointly engaged in a major new product development program of a medium-capacity rocket called Taurus II that could substantially increase the payload capacity of our space launch vehicle platforms. We are marketing the vehicle to U.S. Government and commercial customers. We expect that the Taurus II launch vehicle will be ready for its inaugural launch by late 2010.

Satellites and Space Systems. Our satellites and space systems segment is involved in developing and producing communications satellites, science and technology satellites, related subsystems, and space technical services.

Communications Satellites. We design and manufacture small geosynchronous-Earth orbit ("GEO") satellites that provide cable and direct-to-home television distribution, business data network connectivity, regional mobile telephony and other space-based communications services.

Science and Technology Satellites. Our small- and medium-class low-Earth orbit and other spacecraft are used to conduct space-related scientific research, to carry out interplanetary and other deep-space exploration missions, to enable national security applications, to collect imagery and other remotely-sensed data about the Earth and to demonstrate new space technologies.

Space Technical Services. We provide advanced space systems and subsystems, including satellite command and data handling, attitude control and structural subsystems and a broad range of space-related technical services, including analytical, engineering and production services for space-related science and defense programs.

During 2008, our satellite deliveries included two communications satellites for commercial customers and two scientific satellites for NASA. We expect to deliver up to seven satellites during 2009, including one science and technology satellite and up to six commercial GEO satellites. In addition, we plan to deliver up to three space systems this year.

Advanced Space Programs. Our advanced space programs segment is involved in developing and producing human-rated space systems, advanced launch systems and satellites and related subsystems primarily used for national security space programs.

Human Space Systems. We design and manufacture advanced human-rated systems to be used in Earth orbit, lunar and other space missions. We are a member of the industry team selected by NASA in 2006 to design and build the Orion crew exploration spacecraft that will succeed the Space Shuttle in transporting humans to space. Our principal role is to design, develop and manufacture the launch abort system to allow the astronaut crew to escape in the event of an in-flight failure of the Orion launch vehicle. We are currently scheduled to conduct the first test of the launch abort system in 2009.

In the first quarter of 2008, under NASA's Commercial Orbital Transportation Services ("COTS") program, we entered into an agreement with NASA to design, build and demonstrate a new space transportation system that has the capability to deliver cargo and supplies to the International Space Station ("ISS"). This system will include a new advanced maneuvering spacecraft called Cygnus that will be launched on the Taurus II launch vehicle and will autonomously rendezvous with the ISS to deliver cargo to the astronauts on board. The COTS demonstration mission is under contract to occur in late 2010.

In the fourth quarter of 2008, under NASA's ISS Commercial Resupply Services ("CRS") program, NASA entered into a contract with us to perform eight cargo transportation missions to the ISS between 2011 and 2015. The CRS contract award to us is presently the subject of a bid protest pending before the Government Accountability Office ("GAO"); however, at NASA's direction, we are continuing to do work under the contract. A decision on the protest from the GAO is expected by late April 2009.

Advanced Launch Systems. We design and produce advanced launch vehicle systems, including launchers used to boost research test vehicles and platforms used to test new space technologies. We have adapted our existing launch vehicle technology for a number of advanced technology demonstrations, including supporting efforts to develop technologies that could be applied to reusable launch vehicles and hypersonic aircraft. The advanced space programs segment is responsible for leading the development of the medium-class Taurus II launch vehicle discussed above.

National Security Space Systems. We develop and produce small satellites and satellite subsystems used primarily for national security space missions and related technology demonstration programs. In 2009, we plan to deliver an advanced space system for national security applications.

Competition

We believe that competition for sales of our products and services is based primarily on performance and technical features, reliability, price, delivery schedule and our ability to customize our products to meet particular customer needs, and we believe that we compete favorably on the basis of these factors. The table below identifies who we believe to be our primary competitors for each major product line.

Product Line	Competitors
Interceptor launch vehicles	Lockheed Martin Corporation Raytheon Company
Target launch vehicles	Alliant Techsystems Inc. L-3 Communications, Inc. Lockheed Martin Corporation Space Vector Corporation, a subsidiary of Alabama Aircraft Industries, Inc.
Space launch vehicles	Alliant Techsystems Inc. Russian and other international launch vehicles could represent competition for commercial, as opposed to U.S. Government, launches Space Exploration Technologies Corp. United Launch Alliance (a joint venture between Lockheed Martin Corporation and The Boeing Company)
Communications satellites	Antrix Corporation, the commercial arm of India's Space Research Organization EADS Astrium Lockheed Martin Corporation Loral Space & Communications Inc. Reshetnev Company - Information Satellite Systems Thales Alenia Space

Product Line	Competitors
Science, technology and national security satellites	Ball Aerospace and Technologies Corp. General Dynamics Corporation Lockheed Martin Corporation Northrop Grumman Corporation The Boeing Company
Space technical services	ASRC Federal Holding Company, a subsidiary of Arctic Slope Regional Corporation Honeywell Technical Services Inc. Jacobs Engineering Group Inc. Lockheed Martin Corporation Northrop Grumman Corporation Science Applications International Corporation Stinger Ghaffarian Technologies, Inc.
ISS cargo transportation services	European Space Agency Japan Aerospace Exploration Agency Russian Federal Space Agency Space Exploration Technologies Corp.

Many of our competitors are larger and have substantially greater resources than we do. Furthermore, it is possible that other domestic or foreign companies or governments, some with greater experience in the space and defense industry and many with greater financial resources than we possess, will seek to provide products or services that compete with our products or services. Any such foreign competitor could benefit from subsidies from, or other protective measures by, its home country.

Research and Development

We invest in product-related research and development to conceive and develop new products and to enhance existing products. Our research and development expenses totaled approximately $51.4 million, $15.6 million and $8.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. The increase in research and development expenses for 2008 was primarily related to our Taurus II launch vehicle development program.

Patents and Proprietary Rights

We rely, in part, on patents, trade secrets and know-how to develop and maintain our competitive position and technological advantage, particularly with respect to our launch vehicle and satellite products. While our intellectual property rights in the aggregate are important to the operation of our business, we do not believe that any existing patent or other intellectual property right is of such importance that its loss or termination would have a material adverse effect on our business, taken as a whole.

Components and Raw Materials

We purchase a significant percentage of our product components, structural assemblies and certain key satellite components and instruments from domestic third parties, as well as from foreign suppliers. Certain structures to be used on our Taurus II launch vehicle are being designed and will be manufactured in the Ukraine.

We also obtain from the U.S. Government parts and equipment that are used in the production of our products or in the provision of our services. Generally, we have not experienced material difficulty in obtaining product components or necessary parts and equipment and we believe that alternatives to our existing sources of supply are available, although increased costs and possible delays could be incurred in securing alternative sources of supply. We rely upon sole source suppliers for rocket motors and engines used on our launch vehicles. While we believe that alternative sources for rocket motors and engines would be available, the inability of our current suppliers to provide us with motors and engines could result in significant program delays, expenses and loss of revenues.

U.S. Government Contracts

During 2008, 2007 and 2006, approximately 73%, 68% and 66%, respectively, of our total annual revenues were derived from contracts with the U.S. Government and its agencies or from subcontracts with other U.S. Government prime contractors. Most of our U.S. Government contracts are funded incrementally on a year-to-year basis.

Our major contracts with the U.S. Government primarily fall into two categories: cost-reimbursable contracts and fixed-price contracts. Approximately 93% and 7% of our revenues from U.S. Government contracts in 2008 were derived from cost-reimbursable contracts and fixed-price contracts, respectively. Under cost-reimbursable contracts, we recover our actual allowable costs incurred, allocable indirect costs and a fee consisting of (i) a base amount that is fixed at the inception of the contract and/or (ii) an award amount that is based on the customer's evaluation of our performance in terms of the criteria stated in the contract. Our fixed-price contracts include firm fixed-price and fixed-price incentive fee contracts. Under firm fixed-price contracts, work performed and products shipped are paid for at a fixed price without adjustment for actual costs incurred in connection with the contract. Therefore, we bear the risk of loss if costs increase, although some of this risk may be passed on to subcontractors. Fixed-price incentive fee contracts provide for sharing by us and the customer of unexpected costs incurred or savings realized within specified limits, and may provide for adjustments in price depending on actual contract performance other than costs. Costs in excess of the negotiated maximum (ceiling) price and the risk of loss by reason of such excess costs are borne by us, although some of this risk may be passed on to subcontractors.

We derive a significant portion of our revenues from U.S. Government contracts, which are dependent on continued political support and funding. All our U.S. Government contracts and, in general, our subcontracts with other U.S. Government prime contractors provide that such contracts may be terminated for convenience at any time by the U.S. Government or the prime contractor, respectively. Furthermore, any of these contracts may become subject to a government-issued stop work order under which we would be required to suspend production. In the event of a termination for convenience, contractors generally are entitled to receive the purchase price for delivered items, reimbursement for allowable costs for work in process and an allowance for reasonable profit thereon or adjustment for loss if completion of performance would have resulted in a loss. For a more detailed description of risks relating to the U.S. Government contract industry, see "Item 1A — Risk Factors."

A portion of our business is classified for national security purposes by the U.S. Government and cannot be specifically described. The operating results of these classified programs are included in our consolidated financial statements. The business risks associated with classified programs, as a general matter, do not differ materially from those of our other U.S. Government programs.

Regulation

Our ability to pursue our business activities is regulated by various agencies and departments of the U.S. Government and, in certain circumstances, the governments of other countries. Commercial space launches require licenses from the U.S. Department of Transportation ("DoT") and operation of our L-1011 aircraft requires licenses from certain agencies of the DoT, including the Federal Aviation Administration. Launches of our Taurus II rocket, which will use modified Russian engines, will require a Russian government license. Our classified programs require that we and certain of our employees maintain appropriate security clearances. We also require export licenses from the U.S. Department of State ("DoS"), the U.S. Department of Commerce ("DoC") and, occasionally, the governments of other countries with respect to transactions we have with foreign customers or foreign subcontractors.

Contract Backlog

Our firm backlog was approximately $2.11 billion at December 31, 2008 and approximately $2.00 billion at December 31, 2007. While there can be no assurance, we expect to convert approximately $875 million of the 2008 year-end firm backlog into revenues during 2009.

Our firm backlog as of December 31, 2008 included approximately $1.76 billion of contracts with the U.S. Government and its agencies or from subcontracts with prime contractors of the U.S. Government. Most of our government contracts are funded incrementally on a year-to-year basis. Firm backlog from government contracts at December 31, 2008 included total funded orders of about $690 million and orders not yet funded of about $1.07 billion. Changes in government policies, priorities or funding levels through agency or program budget reductions by the U.S. Congress or executive agencies could materially adversely affect our financial condition and results of operations. Furthermore, contracts with the U.S. Government may be terminated or suspended by the U.S. Government at any time, with or without cause, which could result in a reduction in backlog.

Total backlog was approximately $5.86 billion at December 31, 2008. Total backlog includes firm backlog in addition to unexercised options, indefinite-quantity contracts and undefinitized orders and contract award selections. Approximately $1.9 billion of total, but not firm, backlog at December 31, 2008 is attributable to the CRS contract award from NASA, which is currently the subject of a bid protest pending before the GAO. A decision on the protest from the GAO is expected by late April 2009.

Employees

As of February 27, 2009, Orbital had approximately 3,400 permanent employees. None of our employees is subject to collective bargaining agreements. We believe our employee relations are good.

* * *

Financial information about our products and services, business segments, domestic and foreign operations and export sales is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to our consolidated financial statements, and is incorporated herein by reference.

Special Note Regarding Forward-Looking Statements

All statements other than those of historical facts included in this Form 10-K, including but not limited to those related to our financial outlook, liquidity, goals, business strategy, projected plans and objectives of management for future operating results, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, including the risks set forth below, and are based on our current expectations and projections about future events. Our actual results, performance or achievements could be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, there is a risk that these expectations will not be attained and that any deviations will be material. We disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this Form 10-K to reflect any changes in our expectations or any change in events, conditions or circumstances on which any statement is based.

Item 1A. *Risk Factors*

Investors should carefully consider, among other factors, the risks listed below.

Uncertainties attributable to the current global economic crisis could have a material adverse effect on our financial condition and results of operations.

The U.S. and global economies are currently experiencing a period of substantial economic uncertainty with wide-ranging effects, including the current disruption in global financial markets. Possible effects of these economic events on our business include decisions by customers to delay or cancel major product procurements and the inability of suppliers encountering financial difficulties to perform as expected. We are unable to predict the impact, severity and duration of these economic events, which could have a material adverse effect on our financial condition and results of operations.

Uncertainties attributable to a new Presidential Administration with different spending priorities could have a material adverse effect on our financial condition and results of operations.

Future government spending is subject to a number of uncertainties, particularly in light of the recent changes in the Presidential Administration and composition of the U.S. Congress. Our future procurement opportunities and existing programs may be adversely affected if such changes result in shifting priorities in the DoD, NASA and other agency budgets. A decline in funding for human space initiatives and key missile defense and other space programs could have a material adverse effect on our financial condition and results of operations.

We derive a significant portion of our revenues from U.S. Government contracts, which are dependent on continued political support and funding and are subject to termination by the U.S. Government at any time.

The majority of our total annual revenues and our firm backlog at December 31, 2008 was derived from U.S. Government contracts. Most of our U.S. Government contracts are funded incrementally on a year-to-year basis and are subject to uncertain future funding levels. Furthermore, our direct and indirect contracts with the U.S. Government may be terminated or suspended by the U.S. Government or its prime contractors at any time, with or without cause. There can be no assurance that U.S. Government contracts will not be terminated or suspended in the future, or that contract suspensions or terminations will not result in unreimbursable expenses or charges that could have a materially adverse effect on our financial condition and results of operations.

We are subject to a number of domestic and international laws, regulations and restrictions, the non-compliance with which may expose us to adverse consequences.

As a government contractor, we are subject to extensive and complex U.S. Government procurement laws and regulations, including the Procurement Integrity Act and the False Claims Act. Failure to comply with these laws and regulations could result in contract termination, price or fee reductions, civil or criminal penalties, injunctions and/or administrative sanctions such as suspension or debarment from contracting with the U.S. Government.

In addition, our international business subjects us to numerous U.S. and foreign laws and regulations, including the Foreign Corrupt Practices Act and regulations relating to import-export control. Our failure to comply with these laws and regulations could result in administrative, civil or criminal penalties and administrative sanctions such as suspension or debarment from contracting with the U.S. Government or suspension of our export privileges.

Our business could be adversely affected by adverse audit findings by the U.S. Government.

U.S. Government agencies, including the Defense Contract Audit Agency ("DCAA") and various agency Inspectors General, routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. Charging practices relating to labor, research and development, and other costs that may be charged directly or indirectly to government contracts are often scrutinized to determine that such costs are allowable under government contracts and furthermore that such costs are reasonable. Any costs determined to be unallowable or unreasonable may not be reimbursed, and such costs already reimbursed may be subject to repayment. If the amount of such costs were significant, our results of operations and financial condition could be materially adversely affected. For example, we expect to recover a significant portion of our research and development expenses, including those related to the Taurus II development program, through billings under certain of our government contracts in accordance with applicable regulations. We are currently engaged in discussions with U.S. Government agencies regarding the allowability and recoverability of the Taurus II expenses. Our inability to recover a significant portion of such expenses could materially adversely affect our financial condition and results of operations.

The above-mentioned agencies also review the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation, accounting and information systems. Adverse findings relating to a contractor's systems could impact such contractor's ability to win new government contract awards or option exercises.

Responding to governmental audits, inquiries or investigations may involve significant expense and divert management attention. Also, if an audit or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. Government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

Termination of our backlog of orders could negatively impact our revenues.

All of our direct and indirect contracts with the U.S. Government or its prime contractors may be terminated or suspended at any time, with or without cause, for the convenience of the government. U.S. Government contract awards also may be subject to bid protests, which may result in a contract award being rescinded or subject to reprocurement. Our commercial satellite contracts also give the customer the right to unilaterally terminate the contracts. For these reasons, we cannot assure you that our backlog will ultimately result in revenues.

We use estimates in accounting for many contracts. Changes in our estimates could materially adversely affect our future financial results.

Contract accounting requires judgments relative to assessing risks, estimating contract revenues and costs and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of total revenues and costs at completion is complicated and subject to many variables. For example, assumptions have to be made regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials. Incentives or penalties related to performance on contracts are considered in estimating revenue and profit rates, and are recorded when there is sufficient information for us to assess anticipated performance.

Because of the significance of the judgments and estimation processes described above, it is possible that materially different amounts could be obtained if different assumptions were used or if the underlying circumstances or estimates were to change or ultimately be different from our expectations. Changes or inaccuracies in underlying assumptions, circumstances or estimates may have a material adverse effect upon future period financial results.

We may not receive full payment for our satellites or launch services and we could incur penalties in the event of failure, malfunction or if our satellites are not delivered or our rockets are not launched on schedule.

Some of our satellite contracts provide for performance-based payments to be made to us after the satellite is in-orbit over periods that may be as long as 15 years. Additionally, some satellite contracts require us to refund cash to the customer if performance criteria, which cover periods of up to 15 years, are not satisfied. Certain launch contracts have payments contingent upon a successful launch. While our practice is generally to procure insurance policies that we believe would indemnify us for satellite and launch success incentive fees that are not earned and for performance refund obligations, insurance may not continue to be available on economical terms, if at all. Further, we may elect not to procure insurance. In addition, some of our satellite and launch contracts require us to pay penalties in the event that satellites are not delivered, or the launch does not occur, on a timely basis, or to refund all cash receipts if a contract is terminated for default prior to launch. Our failure to receive incentive payments, or a requirement that we refund amounts previously received or that we pay delay penalties, could adversely affect our results of operations, profitability and liquidity.

Contract cost overruns could materially adversely impact our financial results and our liquidity.

We provide our products and services primarily through cost-reimbursable and fixed-price contracts. Cost overruns may result in losses and, if significant, could materially adversely impact our financial results and our liquidity:

- Under *cost-reimbursable contracts,* we are reimbursed for allowable incurred costs plus a fee, which may be fixed or variable (based, entirely or in part, on the customer's evaluation of our performance under the contract). There is no guarantee as to the amount of fee, if any, we will be awarded under a cost-reimbursable contract with a variable fee. In addition, the price on a cost-reimbursable contract is based on allowable costs incurred, but generally is subject to contract funding limitations. If we incur costs in excess of the amount funded, we may not be able to recover such costs.

- Under *fixed-price contracts,* our customers pay us for work performed and products shipped without adjustment for any cost overruns. Therefore, we generally bear all of the risk of losses as a result of increased costs on these contracts, although some of this risk may be passed on to subcontractors. Some of our fixed-price contracts provide for sharing of unexpected cost increases or savings realized within specified limits and may provide for adjustments in price depending on actual contract performance other than costs. We bear the entire risk of cost overruns in excess of the negotiated maximum amount of unexpected costs to be shared.

Our growth strategy depends on major new product development initiatives involving significant technical challenges.

We are incurring substantial expenses relating to the design and development of the Taurus II launch vehicle. We also are developing the Cygnus advanced maneuvering spacecraft, and considering other product enhancements. The development of new or enhanced products is a complex and uncertain process that requires the accurate anticipation of technological and market trends and can take a significant amount of time and expense to complete. New product development programs often experience schedule delays and cost overruns. Our inability to successfully complete our new product development initiatives on schedule and within budget, or to obtain market acceptance, could have a material adverse effect on our financial condition and results of operations.

Our success depends on our ability to penetrate and retain markets for our existing products and to continue to conceive, design, manufacture and market new products on a cost-effective and timely basis.

We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or acceptance of new products and enhancements. There can be no assurance that we will be able to achieve the technological advances necessary to remain competitive and profitable, that new products will be developed and manufactured on schedule or on a cost-effective basis or that our existing products will not become technologically obsolete. Our failure to predict accurately the needs of our customers and prospective customers, and to develop products or product enhancements that address those needs, may result in the loss of current customers or the inability to secure new customers.

There can be no assurance that our products will be successfully developed or manufactured or that they will perform as intended.

Most of the products we develop and manufacture are technologically advanced and sometimes include novel systems that must function under highly demanding operating conditions and are subject to significant technological change and innovation. From time to time, we experience product failures, cost overruns in developing and manufacturing our products, delays in delivery and other operational problems. We may experience some product and service failures, schedule delays and other problems in connection with our launch vehicles, satellites, advanced space systems and other products in the future. Some of our satellite and launch services contracts impose monetary penalties on us for delays and for performance failures, which penalties could be significant. In addition to any costs resulting from product warranties or required remedial action, product failures or significant delays may result in increased costs or loss of revenues due to postponement or cancellation of subsequently scheduled operations or product deliveries and may have a material adverse effect on our financial condition and results of operations. Negative publicity from product failures may also impair our ability to win new contracts.

If our key suppliers fail to perform as expected, we may experience delays and cost increases, and our operating results may be materially adversely impacted.

We purchase a significant percentage of our product components, structural assemblies and certain key satellite components and instruments from third parties, including foreign suppliers. Certain structures to be used on the Taurus II launch vehicle that we are developing are being designed and will be manufactured by Ukrainian companies.

We also obtain from the U.S. Government parts and equipment used in the production of our products or the provision of our services. In addition, we rely on sole source suppliers for the rocket motors and engines we use on our launch vehicles. If our suppliers fail to perform as expected or encounter financial difficulties, particularly in light of the current global economic crisis, we may have difficulty replacing them in a timely or cost effective manner. As a result, we may experience delays that could result in additional costs, a customer terminating our contract for default, or damage to our customer relationships, causing our revenues, profitability and cash flow to be materially adversely impacted. In addition, negative publicity from any failure of one of our products as a result of a failure by a key supplier could damage our reputation and prevent us from winning new contracts.

Our international business is subject to risks that may have a material adverse effect on our operating results.

We sell certain of our communications satellites and other products to non-U.S. customers. We also procure certain key product components for satellites and launch vehicles from non-U.S. vendors. International contracts are subject to numerous risks that may have a material adverse effect on our operating results, including:

- political and economic instability in foreign markets;
- restrictive trade policies of the U.S. Government and foreign governments;
- inconsistent product regulation by foreign agencies or governments;
- imposition of product tariffs and burdens;
- the cost of complying with a variety of U.S. and international laws and regulations, including regulations relating to import-export control;
- the complexity and necessity of using non-U.S. representatives and consultants;
- inability to obtain required U.S. export licenses; and
- foreign currency and standby letter of credit exposure.

We operate in a regulated industry, and our inability to secure or maintain the licenses, clearances or approvals necessary to operate our business could have a material adverse effect on our financial condition and results of operations.

Our ability to pursue our business activities is regulated by various agencies and departments of the U.S. Government and, in certain circumstances, the governments of other countries. Commercial space launches require licenses from the DoT, and operation of our L-1011 aircraft requires licenses from certain agencies of the DoT, including the Federal Aviation Administration. Launches of our Taurus II rocket, which will use modified Russian rocket engines, will require a Russian government license. Our classified programs require that certain of our facilities and certain of our employees maintain appropriate security clearances.

Exports of our products, services and technical information generally require licenses from the DoS or from the DoC. In addition, exports of products from our international suppliers may require export licenses from the governments of other countries. We have a number of international customers and suppliers.

Our inability to secure or maintain any necessary licenses or approvals or significant delays in obtaining such licenses or approvals could negatively impact our ability to compete successfully in international markets, and could result in an event of default under certain of our international contracts. There can be no assurance that we will be successful in our future efforts to secure and maintain necessary licenses, clearances or other U.S. or foreign government regulatory approvals. Our failure to do so could have a material adverse effect on our financial condition and results of operations.

We face significant competition in each of our lines of business and many of our competitors possess substantially more resources than we do.

Many of our competitors are larger and have substantially greater resources than we do. Furthermore, it is possible that other domestic or foreign companies or governments, some with greater experience in the space industry and many with greater financial resources than we possess, could seek to produce products or services that compete with our products or services, including new launch vehicles using new technology which could render our launch vehicles less competitively viable. Some of our foreign competitors currently benefit from, and others may benefit in the future from, subsidies from or other protective measures by their home countries.

Our financial covenants may restrict our operating activities.

Our credit facility contains certain financial and operating covenants, including, among other things, certain coverage ratios, as well as limitations on our ability to incur debt, make dividend payments, make investments, sell all or substantially all of our assets and engage in mergers and consolidations and certain acquisitions. These covenants may restrict our ability to pursue certain business initiatives or certain acquisition transactions. In addition, failure to meet any of the financial covenants in our credit facility could cause an event of default under and/or accelerate some or all of our indebtedness, which would have a material adverse effect on us.

The loss of executive officers and our inability to retain other key personnel could materially adversely affect our operations.

The departure of any of our executive officers and our inability to retain other key employees, including personnel with security clearances required for classified work and highly skilled engineers and scientists, could have a material adverse effect on our operations.

The anticipated benefits of future acquisitions may not be realized.

From time to time we may evaluate potential acquisitions that we believe would enhance our business. Were we to complete any acquisition transaction, the anticipated benefits may not be fully realized if we are unable to successfully integrate the acquired operations, technologies and personnel into our organization.

We are subject to environmental regulation.

We are subject to various federal, state and local environmental laws and regulations relating to the operation of our business, including those governing pollution, the handling, storage and disposal of hazardous substances and the ownership and operation of real property. Such laws may result in significant liabilities and costs. There can be no assurance that our failure to comply with such laws and regulations will not have a material adverse effect on our business in the future.

Our restated certificate of incorporation, our amended and restated bylaws, and Delaware law contain anti-takeover provisions that may adversely affect the rights of our stockholders.

Our charter documents contain provisions which could have an anti-takeover effect, including:

- our charter provides for a staggered Board of Directors as a result of which only one of the three classes of directors is elected each year;

- any merger, acquisition or other business combination that is not approved by our Board of Directors must be approved by 66⅔% of voting stockholders;
- stockholders holding less than 10% of our outstanding voting stock cannot call a special meeting of stockholders; and
- stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which restrict the ability of current stockholders holding more than 15% of our voting shares to acquire us without the approval of 66⅔% of the other stockholders. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock. As a result, these provisions may prevent our stock price from increasing substantially in response to actual or rumored takeover attempts. These provisions may also prevent changes in our management.

The repurchase rights in our 2.4375% convertible senior subordinated notes triggered by a fundamental change could discourage a potential acquirer.

The repurchase rights in our 2.4375% convertible senior subordinated notes triggered by a fundamental change of our company could discourage a potential acquirer. The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations.

Conversion of our 2.4375% convertible senior subordinated notes may dilute the ownership interests of existing stockholders.

Upon conversion of our 2.4375% convertible senior subordinated notes, we will deliver in respect of each $1,000 principal amount of notes tendered for conversion (1) an amount in cash ("principal return") equal to the lesser of (a) the principal amount of the converted notes and (b) the conversion value (such value equal to the conversion rate multiplied by the average price of our common shares over a 10 consecutive-day trading period) and (2) if the conversion value is greater than the principal return, an amount in cash or common stock, or a combination thereof (at our option) with a value equal to the difference between the conversion value and the principal return. Any common stock issued upon conversion of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

We lease approximately 1,200,000 square feet of office, engineering and manufacturing space in various locations in the United States, as summarized in the table below:

Business Unit	Principal Location(s)
Corporate Headquarters	Dulles, Virginia
Launch Vehicles	Chandler, Arizona; Dulles, Virginia; Vandenberg Air Force Base, California
Satellites and Space Systems	Dulles, Virginia; Greenbelt, Maryland
Advanced Space Programs	Dulles, Virginia

We own a 135,000 square foot state-of-the-art space systems manufacturing facility that primarily houses our satellite manufacturing, assembly and testing activities in Dulles, Virginia.

In 2008, we entered into a 12-year lease for a new 42,000 square foot office building adjacent to our corporate headquarters in Dulles, Virginia. For our main Chandler facility, we extended the term on our existing lease through 2019 and are expanding and upgrading this facility to accommodate our operational needs. We also entered into a 10-year lease for a new 83,000 square foot building in Chandler, Arizona, the construction of which is expected to be completed in the third quarter of 2009. In addition, we opened a small engineering office in Huntington Beach, California. We believe our existing facilities are adequate for our immediate requirements.

Item 3. *Legal Proceedings*

From time to time we are party to certain litigation or other legal proceedings arising in the ordinary course of business. Because of the uncertainties inherent in litigation, we cannot predict whether the outcome of such litigation or other legal proceedings will have a material adverse effect on our results of operations or financial condition.

Item 4. *Submission of Matters to a Vote of Security Holders*

There was no matter submitted to a vote of our security holders during the fourth quarter of 2008.

Item 4A. *Executive Officers of the Registrant*

The following table sets forth the name, age and position of each of the executive officers of Orbital as of February 27, 2009. All executive officers are appointed annually and serve at the discretion of the Board of Directors.

Name	Age	Position
David W. Thompson	54	Chairman of the Board and Chief Executive Officer
James R. Thompson	72	Vice Chairman, President and Chief Operating Officer, Director
Garrett E. Pierce	64	Vice Chairman and Chief Financial Officer, Director
Ronald J. Grabe	63	Executive Vice President and General Manager, Launch Systems Group
Michael E. Larkin	53	Executive Vice President and General Manager, Space Systems Group
Antonio L. Elias	59	Executive Vice President and General Manager, Advanced Programs Group
Susan Herlick	44	Senior Vice President, General Counsel and Corporate Secretary

David W. Thompson is a co-founder of Orbital and has been Chairman of the Board and Chief Executive Officer of Orbital since 1982. From 1982 until October 1999, he also served as our President. Prior to founding Orbital, Mr. Thompson was employed by Hughes Electronics Corporation as special assistant to the President of its Missile Systems Group and by NASA at the Marshall Space Flight Center as a project manager and engineer, and also worked on the Space Shuttle's autopilot design at the Charles Stark Draper Laboratory. Mr. Thompson is a Fellow of the American Institute of Aeronautics and Astronautics, the American Astronautical Society and the Royal Aeronautical Society, and is a member of the U.S. National Academy of Engineering.

James R. Thompson (who is not related to David W. Thompson), has been Vice Chairman, President and Chief Operating Officer since April 2002, and was President and Chief Operating Officer since October 1999. He has been a director of the Company since 1992. From 1993 until October 1999, Mr. Thompson served as Executive Vice President and General Manager, Launch Systems Group. Mr. Thompson was Executive Vice President and Chief Technical Officer of Orbital from 1991 to 1993. He was Deputy Administrator of NASA from 1989 to 1991. From 1986 until 1989, Mr. Thompson was Director of the Marshall Space Flight Center at NASA. Mr. Thompson was Deputy Director for Technical Operations at Princeton University's Plasma Physics Laboratory from 1983 through 1986. Before that, he had a 20-year career with NASA at the Marshall Space Flight Center.

Garrett E. Pierce has been Vice Chairman and Chief Financial Officer since April 2002, and was Executive Vice President and Chief Financial Officer since August 2000. He has been a director of the Company since August 2000. From 1996 until August 2000, he was Executive Vice President and Chief Financial Officer of Sensormatic Electronics Corp., a supplier of electronic security systems, where he was also named Chief Administrative Officer in July 1998. Prior to joining Sensormatic, Mr. Pierce was the Executive Vice President and Chief Financial Officer of California Microwave, Inc., a supplier of microwave, radio frequency and satellite systems and products for communications and wireless networks. From 1980 to 1993, Mr. Pierce was with Materials Research Corporation, a provider of thin film equipment and high purity materials to the semiconductor, telecommunications and media storage industries, where he progressed from Chief Financial Officer to President and Chief Executive Officer.

Materials Research Corporation was acquired by Sony Corporation as a wholly owned subsidiary in 1989. From 1972 to 1980, Mr. Pierce held various management positions with The Signal Companies. Mr. Pierce is a director of Kulicke and Soffa Industries, Inc.

Ronald J. Grabe has been Executive Vice President and General Manager, Launch Systems Group since 1999. From 1996 to 1999, he was Senior Vice President and Assistant General Manager of the Launch Systems Group and Senior Vice President of the Launch Systems Group since 1995. From 1994 to 1995, Mr. Grabe served as Vice President for Business Development in the Launch Systems Group. From 1980 to 1993, Mr. Grabe was a NASA astronaut during which time he flew four Space Shuttle missions and was lead astronaut for development of the International Space Station.

Michael E. Larkin has been Executive Vice President and General Manager, Space Systems Group since February 2008 and was Senior Vice President and Deputy General Manager of the Space Systems Group since 2006. From 2004 to 2006, he served as Senior Vice President of Finance of the Space Systems Group. From 1996 to 2004, he was Vice President of the Space Systems Group, and was Director of Finance of the Space Systems Group from 1994 to 1996. Prior to that, he held a variety of program and financial management positions at Fairchild Space and Defense Corporation, a space and military electronics company, until its acquisition by Orbital in 1994.

Antonio L. Elias has been Executive Vice President and General Manager, Advanced Programs Group since October 2001, and was Senior Vice President and General Manager, Advanced Programs Group since August 1997. From January 1996 until August 1997, Dr. Elias served as Senior Vice President and Chief Technical Officer of Orbital. From May 1993 through December 1995, he was Senior Vice President for Advanced Projects, and was Senior Vice President, Space Systems Division from 1990 to April 1993. He was Vice President, Engineering of Orbital from 1989 to 1990 and was Chief Engineer from 1986 to 1989. From 1980 to 1986, Dr. Elias was an Assistant Professor of Aeronautics and Astronautics at Massachusetts Institute of Technology. He was elected to the National Academy of Engineering in 2001.

Susan Herlick has been Senior Vice President, General Counsel and Corporate Secretary since January 2006 and served as Vice President and Deputy General Counsel from 2003 to 2005. From 1997 to 2002, she was Vice President and Assistant General Counsel. She joined Orbital as Assistant General Counsel in 1995. Prior to that, she was an attorney at the law firm of Hogan & Hartson LLP.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

On February 11, 2009, there were 2,356 Orbital common stockholders of record.

Our common stock trades on the New York Stock Exchange ("NYSE") under the symbol ORB. The range of high and low sales prices of Orbital common stock, as reported on the NYSE, was as follows:

2008	High	Low
4th Quarter	$24.66	$14.34
3rd Quarter	27.89	21.53
2nd Quarter	27.88	23.03
1st Quarter	26.50	21.53
2007	**High**	**Low**
4th Quarter	$26.32	$22.26
3rd Quarter	24.98	19.19
2nd Quarter	22.55	18.46
1st Quarter	20.27	16.68

We have never paid any cash dividends on our common stock, nor do we anticipate paying cash dividends on our common stock at any time in the foreseeable future. Moreover, our credit facility contains covenants limiting our ability to pay cash dividends. For a discussion of these limitations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

The transfer agent for our common stock is:

Computershare Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940
Telephone: (800) 730-4001
www.computershare.com

The following table sets forth information regarding our repurchase of common stock during, and as of, the quarter ended December 31, 2008.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[(1)]	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs[(1)]
October 1, 2008 to October 31, 2008	217,483	$20.29	217,483	$35,844,846
November 1, 2008 to November 30, 2008	867,800	17.41	867,800	20,733,850
December 1, 2008 to December 31, 2008	535,100	15.73	535,100	12,316,323
TOTAL	1,620,383	$17.24	1,620,383	$12,316,323

(1) On April 25, 2008, we announced a plan ("2008 Plan"), to repurchase up to $50 million of outstanding common stock through April 24, 2009, subject to certain conditions. During the quarter ended December 31, 2008, we repurchased 1,620,383 shares under the 2008 Plan. The purchases were made in open market transactions.

The following graph compares the yearly cumulative total return on the company's common stock against the cumulative total return on the S&P 500 Index and the Dow-Jones Aerospace/Defense Index for the five-year period commencing on December 31, 2003 and ending on December 31, 2008.



S&P 500 INDEX
DOW-JONES AEROSPACE/DEFENSE INDEX
ORBITAL STOCK $100 VALUE
DOLLARS
300
225
150
75
0
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

Date	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08
S&P 500 Index	100.000	108.993	112.264	127.554	132.056	81.233
Dow-Jones Aerospace/Defense Index	100.000	116.434	134.377	166.085	199.810	122.564
Orbital Stock $100 Value	100.000	98.419	106.822	153.411	203.993	162.479

Item 6. *Selected Financial Data*

Selected Consolidated Financial Data

The selected consolidated financial data presented below for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 are derived from our audited consolidated financial statements. The selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the related notes included elsewhere in this Form 10-K.

	Years Ended December 31,				
	2008	2007	2006	2005	2004(1)(2)
	(In thousands, except per share data)				
Operating Data:					
Revenues	$1,168,635	$1,033,940	$765,145	$676,347	$646,800
Costs of revenues	955,754	859,294	615,060	557,051	542,786
Operating expenses	128,599	93,422	85,765	68,569	51,836
Income from operations	84,282	81,224	64,320	50,727	52,178
Investment impairment charge	(17,800)	—	—	—	—
Interest income and other	6,982	12,976	13,405	4,609	2,108
Interest expense	(4,333)	(4,685)	(12,245)	(11,715)	(11,350)
Debt extinguishment expense	—	—	(10,388)	—	(2,099)
Income before taxes	69,131	89,515	55,092	43,621	40,837
Income tax (provision) benefit	(23,781)	(35,852)	(22,528)	(16,730)	145,013
Income from continuing operations	45,350	53,663	32,564	26,891	185,850
Income from discontinued operations, net of taxes(3)	15,918	3,075	2,511	1,453	2,452
Net income	$ 61,268	$ 56,738	$ 35,075	$ 28,344	$188,302
Basic income per share:					
Income from continuing operations	$ 0.77	$ 0.91	$ 0.56	$ 0.49	$ 3.74
Income from discontinued operations	0.27	0.05	0.04	0.03	0.05
Net income	1.05	0.96	0.60	0.52	3.79
Diluted income per share:					
Income from continuing operations	$ 0.75	$ 0.88	$ 0.52	$ 0.43	$ 2.86
Income from discontinued operations	0.26	0.05	0.04	0.02	0.04
Net income	1.02	0.93	0.56	0.45	2.90
Basic weighted-average shares outstanding	58,569	59,164	58,118	54,804	49,658
Diluted weighted-average shares outstanding	60,134	60,935	62,627	62,386	64,981
Cash Flow Data:					
Cash flow from operating activities	$ 108,823	$ 100,406	$100,494	$ 74,696	$ 66,998
Cash flow from investing activities	17,253	(46,995)	(20,077)	(13,615)	(3,399)
Cash flow from financing activities	(33,591)	(17,340)	(39,515)	(27,736)	1,005
Balance Sheet Data:					
Cash, cash equivalents and restricted cash	$ 328,307	$ 235,822	$205,735	$165,143	$133,819
Net working capital	349,454	281,043	245,037	206,653	188,338
Total assets(2)	865,186	775,468	731,126	657,276	650,918
Long-term obligations, net	143,750	143,750	143,750	126,459	128,375
Stockholders' equity(2)	456,019	420,249	382,700	385,511	383,293

(1) Operating income in 2004 included a $2.5 million gain recorded as a credit to settlement expense. The income tax benefit in 2004 included a $145.7 million benefit resulting from the December 31, 2004 reversal of substantially all of our deferred income tax valuation allowance (see Note 2 to the accompanying consolidated financial statements).

(2) Certain amounts have been restated (see Note 2 to the accompanying consolidated financial statements).

(3) We sold our transportation management systems business unit and recorded a $14.8 million after-tax gain in the second quarter of 2008 (see Note 3 to the accompanying consolidated financial statements). The gain on sale and the operating results of this business unit are reported as discontinued operations.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

With the exception of historical information, the matters discussed within this Item 7 and elsewhere in this Form 10-K include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, many of which are beyond our control. Readers should be cautioned that a number of important factors, including those identified above in "Item 1 — Special Note Regarding Forward-Looking Statements" and "Item 1A — Risk Factors," may affect actual results and may cause our actual results to differ materially from those anticipated or expected in any forward-looking statement. Our historical results of operations may not be indicative of our future operating results.

We develop and manufacture small- and medium-class rockets and space systems for commercial, military and civil government customers. Our primary products and services include the following:

- *Launch Vehicles.* Rockets that are used as interceptor and target vehicles for missile defense systems, small- and medium-class space launch vehicles that place satellites into Earth orbit, and suborbital launch vehicles that place payloads into a variety of high-altitude trajectories.
- *Satellites and Space Systems.* Small- and medium-class spacecraft that are used to enable global and regional communications and broadcasting, to conduct space-related scientific research, to carry out interplanetary and other deep-space exploration missions, to enable national security applications, to collect imagery and other remotely-sensed data about the Earth and to demonstrate new space technologies.
- *Advanced Space Programs.* Human-rated space systems for Earth-orbit and lunar exploration, advanced launch systems for medium-class satellites, and small satellites and satellite subsystems primarily used for national security space programs and to demonstrate new space technologies.

We sold our transportation management systems ("TMS") business unit in June 2008. The operating results of TMS and the gain on the sale have been reclassified and reported as discontinued operations for all periods presented.

Critical Accounting Policies and Significant Estimates

The preparation of consolidated financial statements requires management to make judgments based upon estimates and assumptions that are inherently uncertain. Such judgments affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management continuously evaluates its estimates and assumptions, including those related to long-term contracts and incentives, inventories, long-lived assets, income taxes, contingencies and litigation, and the carrying values of assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, and such differences may be material.

The following is a summary of the most critical accounting policies used in the preparation of our consolidated financial statements.

- Our revenue is derived primarily from long-term contracts. Revenues on long-term contracts are recognized using the percentage-of-completion method of accounting. Such revenues are recorded based on the percentage that costs incurred to date bear to the most recent estimates of total costs to complete each contract. Estimating future costs and, therefore, revenues and profits, is a process requiring a high degree of management judgment, including management's assumptions regarding our future operations as well as general economic conditions. In the event of a change in total estimated contract cost or profit, the cumulative effect of such change is recorded in the period the change in estimate occurs. Frequently, the period of performance of a contract extends over a long period of time and, as such, revenue recognition and our profitability from a particular contract may be adversely affected to the extent that estimated cost to complete or incentive or award fee estimates are revised, delivery schedules are delayed or progress under a contract is otherwise impeded. Accordingly, our recorded revenues and operating profits from period to period can fluctuate significantly. In the event cost estimates indicate a loss on a contract, the total amount of such loss, excluding general and administrative expense, is recorded in the period in which the loss is first estimated.

  Many of our contracts include provisions for increased or decreased revenue and profit based on performance against established targets. Incentive and award fees are included in estimated contract revenue at the time the amounts can be reasonably determined and are reasonably assured based upon historical experience and other objective criteria. If performance under such contracts were to differ from previous assumptions, current period revenues and profits would be adjusted and could fluctuate significantly.

  As of December 31, 2008 and December 31, 2007, unbilled receivables included $18.7 million and $15.5 million, respectively, of incentive fees on certain completed satellite contracts that become due incrementally over periods of up to 15 years, subject to the achievement of performance criteria.

  Certain satellite contracts require us to refund cash to the customer if performance criteria, which cover periods of up to 15 years, are not satisfied. Through December 31, 2008, we have recognized approximately $42 million of revenues under such contracts, a portion or all of which could be reversed in future periods if satellite performance criteria are not met. We generally procure annual insurance policies that we believe would indemnify us for satellite incentive fees that are not earned and for performance refund obligations.

  Through December 31, 2008, we have recognized approximately $24 million of estimated award fees on a contract that is subject to a final assessment at the conclusion of the contract, projected to occur in 2013. If the final award fee assessment is different than the interim assessments, we will be required to record a revenue and profit adjustment in future periods.

- Inventory is stated at the lower of cost or estimated market value. Cost is determined on an average cost or specific identification basis. Estimated market value is determined based on assumptions about future demand and market conditions. If actual market conditions were less favorable than those previously projected by management, inventory write-downs could be required.

- We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a tax rate change on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We record valuation allowances to reduce net deferred tax assets to the amount considered more likely than not to be realized. Changes in estimates of future taxable income can materially change the amount of such valuation allowances.

- We account for stock-based compensation to employees in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123R, "*Share-Based Payment.*" The fair value of our restricted stock unit grants is determined based on the closing price of our common stock on the date of grant, and the fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with our valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123. Such value is recognized as expense over the service period, net of estimated forfeitures. The estimation of stock awards that will ultimately vest requires significant judgment. We consider many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. Actual results, and future changes in estimates, may differ substantially from current estimates.

  We use the short-cut method to determine the pool of windfall tax benefits. We use the tax law ordering method as our policy for intra-period tax allocation related to the tax attributes of stock-based compensation.

Consolidated Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

Restatement Related to Deferred Income Taxes

As discussed in our June 30, 2008 and September 30, 2008 Quarterly Reports on Form 10-Q, we determined to restate certain prior period financial statements as the result of an audit of our 2005 federal income tax return by the Internal Revenue Service ("IRS"), as further described below.

In 2008, the IRS completed an audit of our 2005 Federal income tax return and proposed reductions in our Federal net operating loss carryforwards ("NOLs"). As a result of the audit, we determined that our NOLs should be reduced by $33.2 million, or $12.9 million on a tax-effected basis, as of December 31, 2004 and subsequent balance sheet dates. At December 31, 2004 and 2007, we had Federal NOLs of $438 million and $293 million, respectively, before giving effect to the adjustment. We determined that the majority of the adjustment resulted from a computational mistake that occurred in preparing our 2000 and 2001 Federal income tax returns.

Since the year ended December 31, 2000, our deferred tax assets, including our NOLs, had been fully offset by a valuation allowance until the year ended December 31, 2004 when the valuation allowance was substantially reversed. As a result, the NOL overstatement did not have any impact on our income statements or balance sheets for periods prior to 2004 due to the deferred tax asset valuation allowance.

We had previously recorded an income tax benefit of $157.9 million for the year ended December 31, 2004, that was comprised almost entirely of the reversal of our deferred tax valuation allowance. As a result of the adjustment described above, we restated our income statement for the year ended December 31, 2004 to give effect to a $12.9 million reduction in the income tax benefit, and to record the corresponding reduction in non-current deferred tax assets. The adjustment did not have any impact on our income statements for any period other than 2004. The cumulative effect of the adjustment on our balance sheet as of December 31, 2007 was a $12.9 million reduction in non-current deferred tax assets and a $12.9 million increase in accumulated deficit. The adjustment did not have any impact on our cash flow statements for any period.

Based on the materiality guidelines contained in Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 99, *Materiality*, and SEC Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements in Current Year Financial Statements*, we believe that the income tax adjustment is not material to any of our current financial statements for periods subsequent to and including the year ended December 31, 2004. However, we believe that the adjustment would be material to our results for the year ending December 31, 2008. Accordingly, we determined that we would restate our 2004 through 2007 annual financial statements to record this adjustment. We further determined not to amend our previously filed affected Annual Reports on Form 10-K because the adjustment is not material to the individual prior years' financial statements contained in the most recently filed Annual Report on Form 10-K. We determined instead to report restated prior year financial statements within this 2008 Annual Report on Form 10-K.

2008 Compared With 2007

Revenues — Our consolidated revenues were $1,168.6 million, up 13% compared to 2007 due to revenue growth in the advanced space programs and launch vehicles business segments, partially offset by lower revenues in the satellites and space systems segment. Advanced space programs segment revenues grew $122.9 million, or 70%, primarily due to increased activity on national security satellite programs and the Orion human spacecraft program. Launch vehicles segment revenues grew $58.9 million, or 15%, primarily due to increased activity on missile defense and space launch vehicle contracts. Satellites and space systems segment revenues declined $44.4 million, or 10%, primarily due to decreased activity on communications satellite and science and technology satellite contracts due to the substantial completion of certain satellites since 2007.

Cost of Revenues — Our cost of revenues was $955.8 million in 2008, an 11% increase compared to $859.3 million in 2007. Cost of revenues includes the costs of personnel, materials, subcontractors and overhead. The increase in cost of revenues was principally due to an increased level of contract activity that was consistent with the revenue growth discussed above in the advanced space programs and launch vehicles segments, offset by a decrease in revenues in the satellites and space systems segment. Cost of revenues in the advanced space programs segment increased $104.2 million, or 70%, in 2008 compared to 2007. Cost of revenues in the launch vehicles segment increased $39.1 million, or 12%, in 2008. Cost of revenues in the satellites and space systems segment decreased $44.1 million, or 11%, in 2008.

Research and Development Expenses — Research and development expenses are comprised of product research and development activities. Our research and development expenses totaled $51.4 million, or 4% of revenues, in 2008, a $35.8 million increase compared to $15.6 million, or 2% of revenues, in 2007.

Our launch vehicles and our advanced space programs business units are jointly engaged in a major new product development program of a medium capacity rocket called Taurus II that could substantially increase the payload capacity of our space launch vehicle platforms. We are marketing the launch vehicle to U.S. Government and commercial customers. We expect that the Taurus II launch vehicle will be ready for its inaugural launch by late 2010. Approximately $37.7 million and $5.5 million of the research and development expenses in 2008 and 2007, respectively, were attributable to the Taurus II program. We believe that we will continue to incur significant research and development expenses over the next two to three years on the Taurus II development effort.

In the first quarter of 2008, we entered into an agreement with the National Aeronautics and Space Administration ("NASA") to design, build and demonstrate a new space transportation system under a program called Commercial Orbital Transportation Services ("COTS") that has the capability to deliver cargo and supplies to the International Space Station. Under the agreement, NASA has agreed to pay us

$170 million in cash milestone payments, partially funding our project costs which are currently estimated to be approximately $210 million. We expect to complete this project in late 2010.

The COTS agreement is being accounted for as a best-efforts research and development cost-sharing arrangement. As such, the amounts funded by NASA are recognized proportionally as an offset to our COTS project research and development expenses. Through December 31, 2008, $26.0 million of costs were incurred on the COTS program, $22.6 million of which were proportionally offset by NASA funding resulting in net research and development expenses of $3.4 million recorded by us.

The majority of our revenues are attributable to contracts with the U.S. Government and we believe that a majority of our research and development expenses are recoverable and billable under such contracts. Charging practices relating to research and development and other costs that may be charged directly or indirectly to government contracts are subject to audit by U.S. Government agencies to determine if such costs are reasonable and allowable under government contracting regulations and accounting practices. We are currently engaged in discussions with U.S. Government agencies regarding the allowability of research and development costs incurred in connection with our Taurus II development program. We believe that such costs are allowable, although the U.S. Government has not yet made a determination. If such costs were determined to be unallowable, we could be required to record revenue and profit reductions in future periods.

In 2008, for competitive reasons, we established a self-imposed ceiling on the amount of research and development costs that we would recover under our U.S. Government contracts. Although we believe that such costs would otherwise be allowable and recoverable, in 2008, we incurred $8.5 million of research and development costs in excess of our self-imposed ceiling.

Selling, General and Administrative Expenses — Selling, general and administrative expenses were $77.2 million, or 7% of revenues, and $77.9 million, or 8% of revenues, in 2008 and 2007, respectively. Selling, general and administrative expenses include the costs of our finance, legal, administrative and general management functions, as well as bid, proposal and marketing costs. Selling, general and administrative expenses decreased slightly in 2008 as compared to 2007 due to a $4.4 million decrease in general and administrative expenses partially offset by a $3.7 million increase in bid and proposal expenses. The decrease in general and administrative expenses was primarily attributable to a reduction in professional fees related to a U.S. Government investigation that was concluded in 2008 and a reduction in expenses associated with a deferred compensation plan. The increase in bid, proposal and marketing expenses was primarily associated with contract proposal activity in pursuit of new contracts within the advanced space programs segment and the satellites and space systems segment.

In 2008, our stock-based compensation expense was $9.3 million, compared to $7.7 million in 2007, primarily related to restricted stock units granted each year since 2005. The majority of these costs are reported in selling, general and administrative expenses and the remainder are reported in cost of goods sold.

Investment Impairment Charge — We recorded impairment charges of $17.8 million in 2008 to record the reduction in value of our investments in auction-rate securities based on our assessment that it is likely that the fair value of these securities will not fully recover in the foreseeable future. These investments are discussed further in the section "*Investments in Auction-Rate Securities*" below.

Interest Income and Other — Interest income and other was $7.0 million in 2008 compared to $13.0 million in 2007, consisting primarily of interest income of $6.5 million and $12.8 million in 2008 and 2007, respectively, on short-term invested cash balances. The decrease in interest income in 2008 was attributable to a reduction in interest rates on our short-term cash investments.

Interest Expense — Interest expense was $4.3 million and $4.7 million in 2008 and 2007, respectively. These amounts are principally attributable to our $143.8 million of long-term debt.

Income Tax Provision — Our provision for income taxes relating to income from continuing operations was $23.8 million and $35.9 million in 2008 and 2007, respectively. The effective tax rate for 2008 was 34.4% as compared to 40.1% in 2007. The decrease in the effective tax rate in 2008 was principally due to the reversal of a $3.1 million reserve related to the effective settlement of the IRS audit discussed above. Our cash income tax payments, which primarily relate to alternative minimum taxes, were approximately 4% and 3% of pretax income in 2008 and 2007, respectively, primarily due to the utilization of net operating loss carryforwards that substantially offset taxable income.

Discontinued Operations — We sold our TMS business unit in June 2008 and recognized a $24.1 million pre-tax gain, or $14.8 million after-tax. The after-tax income from operations related to TMS was $1.1 million and $3.1 million in 2008 and 2007, respectively.

Net Income — Net income was $61.3 million and $56.7 million, or $1.02 and $0.93 diluted earnings per share, in 2008 and 2007, respectively. Net income in 2008 and 2007 was comprised of $45.4 million and $53.7 million of income from continuing operations, respectively ($0.75 and $0.88 per diluted share), and $15.9 million and $3.1 million of income from discontinued operations, net of tax, respectively ($0.26 and $0.05 per diluted share).

2007 Compared With 2006

Revenues — Our consolidated revenues were $1,033.9 million in 2007, up 35% compared to 2006 due to increased revenues in all business segments. Revenues in the advanced space programs segment increased $124.1 million, or 243%, due to contract activity on the Orion program which began in late 2006. Launch vehicles segment revenues increased $84.8 million, or 27%, principally due to higher target and interceptor vehicle revenues as a result of increased contract activity on target vehicle and missile defense programs. Satellites and space systems segment revenues increased $58.9 million, or 14%, resulting from growth in the communications satellites product line mainly due to activity on new contracts.

Cost of Revenues — Our cost of revenues was $859.3 million in 2007, a 40% increase compared to $615.1 million in 2006. The increase in cost of revenues was principally due to an increased level of contract activity that was consistent with the revenue growth discussed above, primarily in the advanced space programs and launch vehicles segments. Cost of revenues in the advanced space programs segment increased $110.5 million, or 285%, in 2007 compared to 2006, primarily due to the Orion program. Cost of revenues in the launch vehicles segment increased $77.4 million, or 32%, in 2007 principally due to increased contract activity on target vehicle and missile defense programs. Cost of revenues in the space systems segment increased $55.0 million, or 16%, in 2007 principally due to contract activity on new communications satellite contracts.

Research and Development Expenses — Research and development expenses are comprised of our self-funded product research and development activities and exclude direct customer-funded development activities. Research and development expenses were $15.6 million, or 2% of revenues, and $8.6 million, or 1% of revenues, in 2007 and 2006, respectively. These expenses related primarily to the development of enhanced launch vehicles and satellites. Approximately $5.5 million of the research and development expenses in 2007 were attributable to the Taurus II development program that began in 2007.

Selling, General and Administrative Expenses — Selling, general and administrative expenses were $77.9 million, or 8% of revenues, and $77.1 million, or 10% of revenues, in 2007 and 2006, respectively. Selling, general and administrative expenses include the costs of our finance, legal, administrative and general management functions, as well as bid, proposal and marketing costs. Selling, general and administrative expenses increased marginally in 2007 compared to 2006, whereas revenues increased significantly during these periods. In 2007, selling, general and administrative expenses included higher business segment general and administrative expenses and higher personnel costs compared to 2006, partially offset by a reduction in professional fees. Bid, proposal and marketing expenses remained relatively constant in 2007 and 2006, largely due to certain major contract proposal activities in both years.

In 2007, our stock-based compensation expense was $7.7 million, compared to $8.0 million in 2006, primarily related to restricted stock units granted each year since 2005. The majority of these costs are reported in selling, general and administrative expenses and the remainder are reported in cost of goods sold.

Interest Income and Other — Interest income and other was $13.0 million in 2007, compared to $13.4 million in 2006, consisting primarily of interest income of $12.8 million and $11.7 million in 2007 and 2006, respectively, on short-term invested cash balances. Other income in 2006 included a $1.6 million gain from the liquidation of an investment.

Interest Expense — Interest expense was $4.7 million and $12.2 million in 2007 and 2006, respectively. The decline in interest expense was due to a lower interest rate on our long-term debt as a result of our December 2006 refinancing transaction related to our convertible notes, which is discussed below in "Liquidity and Capital Resources."

Debt Extinguishment Expense — During 2006, we recorded $10.4 million of debt extinguishment expenses associated with the repurchase of substantially all of our 9% senior notes as further described in "Liquidity and Capital Resources." The debt extinguishment expenses consisted of $2.5 million in accelerated amortization of debt issuance costs and $7.9 million in prepayment premiums and other expenses.

Income Tax Provision — Our provision for income taxes relating to income from continuing operations was $35.9 million and $22.5 million in 2007 and 2006, respectively. The effective income tax rate was 40.1% and 40.9% in 2007 and 2006, respectively. The decrease in the effective tax rate was primarily due to lower effective state tax rates in 2007. Our cash income tax payments, which primarily relate to alternative minimum taxes, were approximately 3% of pretax income in both 2007 and 2006, primarily due to the utilization of net operating loss carryforwards that substantially offset taxable income.

Discontinued Operations — The after-tax income from operations for the TMS business was $3.1 and $2.5 million in 2007 and 2006, respectively.

Net Income — Net income was $56.7 million and $35.1 million, or $0.93 and $0.56 diluted earnings per share in 2007 and 2006, respectively. Net income in 2007 and 2006 was comprised of $53.7 million and $32.6 million of income from continuing operations, respectively ($0.88 and $0.52 diluted net income from continuing operations per share, respectively), as well as $3.1 million and $2.5 million of income from discontinued operations ($0.05 and $0.04 diluted income from discontinued operations), net of tax, in 2007 and 2006, respectively.

Segment Results

Our products and services are grouped into three reportable business segments: (i) launch vehicles; (ii) satellites and space systems; and (iii) advanced space programs. The operating results of TMS have been reclassified and reported as discontinued operations for all periods presented; accordingly, TMS is no longer reported as a reportable segment. Corporate office transactions that have not been attributed to a particular segment, as well as consolidating eliminations and adjustments, are reported in corporate and other.

The following table summarizes revenues and income from operations for our reportable business segments and corporate and other *(in thousands)*:

	Years Ended December 31,		
Revenues	**2008**	**2007**	**2006**
Launch Vehicles	$ 454,278	$ 395,329	$310,578
Satellites and Space Systems	422,274	466,699	407,827
Advanced Space Programs	298,050	175,121	51,038
Corporate and Other	(5,967)	(3,209)	(4,298)
Total	$1,168,635	$1,033,940	$765,145
Income (Loss) from Operations			
Launch Vehicles	$ 33,603	$ 39,455	$ 34,013
Satellites and Space Systems	32,166	30,689	27,671
Advanced Space Programs	19,068	12,415	4,263
Corporate and Other[(1)]	(555)	(1,335)	(1,627)
Total	$ 84,282	$ 81,224	$ 64,320

(1) Corporate and other operating income consists primarily of corporate general and administrative expenses allocated to the TMS business unit which we sold in 2008.

2008 Compared With 2007

Launch Vehicles — Launch vehicles segment revenues grew $58.9 million, or 15%, primarily due to increased activity on missile defense and space launch vehicle contracts. Pursuant to a contract with The Boeing Company, we are the sole supplier of operational and test interceptor boosters for the U.S. Missile Defense Agency's ("MDA") Ground-based Midcourse Defense ("GMD") program, for which our interceptor booster, a modified version of our Pegasus rocket, is being used as a major operational element in the U.S. national missile defense system. We are also developing a boost vehicle for MDA's Kinetic Energy Interceptor ("KEI") program. Interceptor launch vehicle contracts accounted for approximately 52% of total launch vehicles segment revenues in both 2008 and 2007. Revenues from interceptor launch vehicle contracts increased $34.4 million primarily due to increased activity on the GMD program. Revenues from space launch vehicle programs increased $26.9 million primarily as a result of higher activity levels on the Minotaur and Taurus programs. Revenues in our target launch vehicle programs decreased $1.9 million, primarily as a result of decreased activity on our Coyote supersonic ramjet vehicle contract for the U.S. Navy. This decrease was partially offset by increased design and production activity on our ballistic missile target programs that support missile defense systems testing.

Operating income in the launch vehicles segment decreased $5.9 million, or 15%, due to unrecovered Taurus II research and development expenses, cost increases on certain space launch vehicle contracts and a profit adjustment related to a launch failure discussed below. These factors were partially offset by operating income generated by increased activity on missile defense contracts. In 2008, for competitive reasons, we established a self-imposed ceiling on the amount of research and development costs that we would recover under our U.S. Government contracts. Although we believe that such costs would otherwise be allowable and recoverable, in 2008, we incurred $8.5 million of research and development costs in excess of our self-imposed ceiling. Also in 2008, we recorded a $4.0 million favorable profit adjustment as a result of the recovery of costs incurred in connection with the closure of a U.S. Government investigation. Profit from interceptor launch vehicle programs accounted for 85% and 63% of total segment operating income in 2008 and 2007, respectively.

On February 24, 2009, our Taurus XL rocket, which was carrying the Orbiting Carbon Observatory satellite that we had built for NASA experienced a launch failure and the satellite was destroyed. As a result of the launch failure, we will not receive a $5.3 million mission success incentive that we had expected to earn and we will incur unanticipated costs to investigate the cause of the incident. As a result, in the fourth quarter of 2008 we recorded a $5.6 million adjustment to reduce revenue and operating profit on the Taurus contract. We believe that we will recover the $5.3 million mission success incentive under an existing insurance policy and that such proceeds will be recorded in "other income" in 2009.

The segment's operating margin (as a percentage of revenues) was 7.4% in 2008, compared to 10.0% in 2007. The decrease in margin was largely due to the impact of the unrecovered research and development expenses and the profit adjustment associated with the Taurus launch failure, partially offset by the $4.0 million favorable profit adjustment recorded in connection with the closure of the U.S Government investigation mentioned above. In addition, the profit margin in 2008 was reduced by the impact of approximately $1.0 million of cost increases related to launch delays of certain space launch vehicle programs.

Satellites and Space Systems — Satellites and space systems segment revenues declined $44.4 million, or 10%, primarily due to decreased activity on communications satellite and science and technology satellite contracts due to the substantial completion of certain satellites since 2007. Revenues from science and technology contracts decreased $38.0 million and communications satellite revenues decreased $5.9 million. Communications satellite program revenues accounted for 75% and 69% of total segment revenues in 2008 and 2007, respectively.

Operating income in the satellites and space systems segment increased $1.5 million, or 5%, despite a decrease in segment revenues, primarily due to profit growth from communications satellite contracts and our receipt of a $1.1 million incentive on a completed technology satellite contract in 2008. Communications satellites operating income accounted for 70% and 64% of total segment operating income in 2008 and 2007, respectively. Operating profit from communications satellites increased approximately $2.7 million in 2008 in spite of lower revenues as a result of improved cost controls and improved program performance in 2008.

This segment's operating margin (as a percentage of revenues) increased to 7.6% in 2008, compared to 6.6% in 2007. The margin improvement was primarily due to improved contract performance in 2008 on communications satellite contracts in addition to the impact of the receipt of the $1.1 million incentive mentioned above.

Advanced Space Programs — Advanced space programs segment revenues grew $122.9 million, or 70%, primarily due to increased activity in 2008 on national security satellite programs and the Orion human spacecraft program for NASA. The Orion program accounted for 69% and 84% of total segment revenues in 2008 and 2007, respectively. Revenues from national security satellite programs were approximately $91.5 million in 2008, an increase of more than 200% over 2007, due to activity on several new contracts that began in 2008 and in late 2007.

Operating income in the advanced space programs segment increased $6.7 million, or 54%, due to increased activity on the Orion contract and national security satellite contracts. The percentage increase in operating income was somewhat lower than the increase in revenues due to the impact of a favorable profit adjustment in 2007 pertaining to the receipt of a final award fee on a completed satellite contract.

This segment's operating margin (as a percentage of revenues) was 6.4% in 2008, compared to 7.1% in 2007. This decrease in operating margin was primarily due to the impact of the profit adjustment in 2007 mentioned above.

Corporate and Other — Corporate and other revenues were comprised solely of the elimination of intercompany revenues. Corporate and other operating losses in 2008 and 2007 were comprised solely of corporate general and administrative expenses allocated to the TMS business unit that was sold in 2008.

2007 Compared With 2006

Launch Vehicles — Launch vehicles segment revenues increased $84.8 million, or 27%, due to revenue increases in all three of the segment's major product lines. Interceptor launch vehicles contracts accounted for 52% and 58% of total launch vehicles segment revenues in 2007 and 2006, respectively. Revenues from interceptor launch vehicles increased $27.4 million primarily due to a ramp-up of the development efforts on a demonstration vehicle test scheduled for late 2008 on the KEI program, complemented by a marginal increase in GMD program activity. Revenues increased $56.5 million from target launch vehicles resulting primarily from increased design and production activity on our ballistic missile target programs that support missile defense systems testing and on our Coyote supersonic ramjet vehicle program for the U.S. Navy. Space launch vehicle revenues increased marginally due to higher levels of activity on Taurus programs, partially offset by a reduction in Pegasus and Minotaur program activity.

Operating income in the launch vehicles segment increased $5.4 million, or 16%, due to operating profit increases in the interceptor and target launch vehicles product lines, partially offset by a decrease in the space launch vehicles product line operating profit. Interceptor launch vehicles operating income increased primarily due to the increase in the KEI program due to increased program activity. Profit from interceptor launch vehicles programs accounted for 63% and 61% of total segment operating income in 2007 and 2006, respectively. Operating income from target launch vehicles increased significantly in line with the revenue growth from our ballistic missile target programs and our Coyote supersonic ramjet vehicle program. Operating income from space launch vehicles decreased primarily due to lower Pegasus program activity and an unfavorable profit adjustment on a Pegasus contract due to cost growth in 2007, partially offset by higher Taurus income consistent with higher program activity during 2007.

This segment's operating margin (as a percentage of revenues) was 10.0% in 2007, compared to 11.0% in 2006. The margin decline was due to growth in the target launch vehicles product line, which had a lower-than-average margin for the segment, and due to lower margins in the space launch vehicles product line resulting from the unfavorable profit adjustment mentioned above.

Satellites and Space Systems — Satellites and space systems segment revenues increased $58.9 million, or 14%, principally due to significant growth in communications satellite revenues partially offset by a reduction in science and technology satellite revenues. Communications satellite contracts accounted for 69% and 60% of total segment revenues in 2007 and 2006, respectively. Revenues from science and technology satellite contracts declined largely due to the substantial completion of certain programs in 2007.

Operating income in the satellites and space systems segment increased $3.0 million, or 11%, primarily due to the growth in the communications satellites product line contract activity in 2007. This increase was partially offset by lower operating income from science and technology satellites due to the decline in program activity mentioned above in addition to an unfavorable profit adjustment resulting from cost growth on a contract. Communications satellites operating income accounted for 64% and 44% of total segment operating income in 2007 and 2006, respectively. The increase in communications satellites operating income was attributable to the substantial growth in program activity as well as a profit margin improvement in 2007.

This segment's operating margin (as a percentage of revenues) was 6.6% in 2007, compared to 6.8% in 2006. The margin decline was primarily due to a lower operating margin in our science and technology satellites product line that included the unfavorable profit adjustment discussed previously, offset partially by an improved operating margin in 2007 in our communications satellites product line.

Advanced Space Programs — Advanced space programs segment revenues increased $124.1 million, or 243%, primarily due to increased contract activity on the Orion human spacecraft program for NASA which began in late 2006. The increase in Orion program revenues was partially offset by a reduction in revenue resulting from the completion of an advanced satellite contract early in 2007.

Operating income in the advanced space programs segment increased $8.2 million, or 191%, primarily due to the increase in contract activity on the Orion program.

This segment's operating margin (as a percentage of revenues) was 7.1% in 2007, compared to 8.4% in 2006. The decrease in operating margin was primarily due to contract cost adjustments and a revised profit assessment in 2007 on the Orion program.

Corporate and Other — Corporate and other revenues were comprised solely of the elimination of intercompany revenues. Corporate and other operating losses in 2007 and the majority of such losses in 2006 were comprised of corporate general and administrative expenses allocated to the TMS business unit.

Liquidity and Capital Resources

Cash Flow from Operating Activities

Cash flow from operating activities in 2008 was $108.8 million, as compared to $100.4 million in 2007. The increase in cash flow from operating activities was primarily due to an increase in cash flow related to changes in assets and liabilities partially offset by a reduction in pretax income. Pretax income from continuing operations, after adjusting for a $17.8 million non-cash impairment charge, was $2.6 million lower in 2008 as compared to 2007. Changes in assets and liabilities provided $11.2 million more operating cash than in 2007, attributable mainly to a $45.5 million increase in accounts payable and accrued expenses offset by increases of $21.2 million in accounts receivable and $13.2 million in inventories. The increases in receivables, inventory and payables resulted from growth in contract activity and related revenues and costs in 2008. Our cash income tax payments, which primarily relate to alternative minimum taxes, were $3.0 million and $2.4 million in 2008 and 2007, respectively. Our cash income tax payments were significantly less than our income tax provision primarily due to the utilization of net operating loss carryforwards that substantially offset taxable income.

Cash flow from operating activities in 2007 remained constant compared to 2006, primarily due to an increase in deferred revenues in 2006 that did not recur in 2007. Cash from operations in 2007 included an $8.3 million net reduction in cash due to changes in assets and liabilities, primarily due to an $18.3 million increase in receivables, partially offset by an $8.8 million increase in accounts payable and accrued expenses. The increase in receivables and payables was due to the growth in contract activity and related revenues and costs in 2007.

Cash Flow from Investing Activities

We generated $17.3 million of net cash from investing activities in 2008. During 2008, we received net cash proceeds of $41.6 million from the sale of the TMS business unit. In 2008 our capital expenditures totaled $26.6 million. Capital expenditures increased $8.1 million in 2008 as compared to 2007 due to infrastructure cost required to support the growth in business.

We used $47.0 million of net cash for investing activities in 2007. This was composed of capital expenditures of $18.5 million and net purchases of investments of $34.5 million. These investments are discussed further below in the section "*Investments in Auction-Rate Securities*."

We used $20.1 million of net cash for investing activities in 2006, which was primarily attributable to capital expenditures of $22.0 million.

Cash Flow from Financing Activities

Net cash flow used in financing activities was $33.6 million in 2008, $17.3 million in 2007 and $39.5 million in 2006.

We repurchased and retired a total of 2.5 million, 1.6 million and 3.7 million shares of our common stock at a cost of $49.5 million, $33.4 million and $66.2 million in 2008, 2007 and 2006, respectively. The 2006 share repurchase included the repurchase of 2.7 million shares in connection with a debt refinancing transaction discussed below.

During 2008, 2007 and 2006, we received $11.3 million, $11.9 million and $16.4 million, respectively, from the issuance of common stock in connection with stock option exercises and employee stock plan purchases.

In December 2006 we issued $143.8 million of convertible notes payable as discussed in more detail below. We used the net proceeds from the issuance of these notes, together with available cash, to repurchase $125.9 million of our 9% senior notes due 2011 for $133.8 million and to repurchase and retire 2.7 million outstanding shares of our common stock for $50.0 million. Debt issuance costs incurred in connection with the convertible notes were $3.4 million, which is being amortized to interest expense over seven years.

Convertible Notes — On December 13, 2006, we issued $143.8 million of 2.4375% convertible senior subordinated notes due 2027 with interest payable semi-annually each January 15 and July 15. The convertible notes are convertible into cash, or a combination of cash and common stock at our election, based on an initial conversion rate of 40.8513 shares of our common stock per $1,000 in principal amount of the convertible notes (equivalent to an initial conversion price of approximately $24.48 per share) under certain circumstances.

At any time on or after January 21, 2014, the convertible notes are subject to redemption at our option, in whole or in part, for cash equal to 100% of the principal amount of the convertible notes, plus unpaid interest, if any, accrued to the redemption date.

Holders of the convertible notes may require us to repurchase the convertible notes, in whole or in part, on January 15, 2014, January 15, 2017 or January 15, 2022, or, if a "fundamental change" (as such term is defined in the indenture governing the convertible notes) occurs, for cash equal to 100% of the principal amount of the convertible notes, plus any unpaid interest, if any, accrued to the redemption date.

Credit Facility — In August 2007, we entered into a five-year $100 million revolving secured credit facility (the "Credit Facility"), with the option to increase the amount of the Credit Facility up to $175 million to the extent that any one or more lenders commit to be a lender for such additional amount. Loans under the Credit Facility bear interest at LIBOR plus a margin ranging from 0.75% to 1.25%, with the applicable margin varying according to our total leverage ratio, or at our election, at a prime rate. The Credit Facility is secured by substantially all of our assets. Up to $75 million of the Credit Facility may be reserved for letters of credit. As of December 31, 2008, there were no borrowings under the Credit Facility, although $13.1 million of letters of credit were issued under the Credit Facility. Accordingly, as of December 31, 2008, $86.9 million of the Credit Facility was available for borrowings.

Debt Covenants — Our Credit Facility contains covenants limiting our ability to, among other things, pay cash dividends, incur debt or liens, redeem or repurchase our stock, enter into transactions with affiliates, make investments, merge or consolidate with others or dispose of assets. In addition, the Credit Facility contains financial covenants with respect to leverage and interest coverage. As of December 31, 2008, we were in compliance with all of these covenants.

Investments in Auction-Rate Securities

As of December 31, 2008 and 2007, we held seven auction-rate securities which are classified as available for sale securities and non-current assets on our balance sheet. These securities had an initial cost basis of $34.5 million. Contractual maturities for certain of these auction-rate securities are 16 years or greater and the remaining securities have no fixed maturity. Auction-rate securities are normally structured to provide liquidity through an auction process that resets the applicable interest rate at predetermined calendar intervals. This mechanism allows existing investors either to roll over or liquidate their holdings by selling such securities at par. Since the third quarter of 2007 and through December 31, 2008, the auctions, which occur approximately every 28 days for the auction-rate securities held by us, have not had sufficient buyers to cover investors' sell orders, resulting in unsuccessful auctions. These unsuccessful auctions resulted in a resetting of the interest rate paid on the securities until the next auction date, at which time the process repeated.

We estimated that the fair market value of these auction-rate securities at December 31, 2008 and 2007 was $16.7 million and $28.0 million, respectively. We have estimated the fair value of these securities using a discounted cash flow analysis which considered the following key inputs: (i) the underlying structure of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions and the relevant risk associated with each security; and (iii) the time horizon that the market value of each security could return to its cost and be sold. The discount rates used in the present value calculations are based on yields on U.S. Treasury securities with similar time horizons plus interest rate risk premiums that are intended to compensate for general market risk and the risk specific to each security. The risk premiums are based upon current credit default swap pricing market data for similar or related securities or credit spreads for corporate bonds with similar credit ratings. Under SFAS No. 157, such valuation assumptions are defined as Level 3 inputs.

In 2008, we recorded other-than-temporary impairment charges of $17.8 million, pertaining to all of the auction-rate securities. We determined to record these other-than-temporary impairment charges based on our assessment that it is likely that the fair value of the auction-rate securities will not fully recover in the foreseeable future, given the duration, severity and continuing declining trend of the fair values of these securities, as well as the uncertain financial condition and near-term prospects of the securities' issuers. In 2007 we had recorded temporary impairment charges totaling $6.5 million. These temporary impairment charges were reversed in 2008 as a result of updating our impairment assessment.

At this time it is uncertain if or when the liquidity issues relating to these investments will improve, and there can be no assurance that the market rate for auction-rate securities will stabilize. The fair value of the auction-rate securities could change significantly in the future and we may be required to record additional temporary or other-than-temporary impairment charges if there are further reductions in fair value in future periods.

Available Cash and Future Funding

At December 31, 2008, we had $328.3 million of unrestricted cash and cash equivalents. Management currently believes that available cash, cash expected to be generated from operations and borrowing capacity under our Credit Facility will be sufficient to fund our operating and capital expenditure requirements, including research and development expenditures, over the next twelve months. However, there can be no assurance that this will be the case. We believe that we will continue to incur significant research and development costs as well as capital expenditures over the next two to three years on the Taurus II development effort. Our ability to borrow additional funds is limited by the terms of our Credit Facility. Additionally, significant unforeseen events such as termination of major orders or late delivery or failure of launch vehicle or satellite products could adversely affect our liquidity and results of operations.

In April 2008, our Board of Directors authorized a plan for the purchase of up to $50 million of outstanding common stock over a 12-month period commencing April 25, 2008. We repurchased 2.5 million shares of our common stock for $49.5 million during 2008 under the current repurchase program and predecessor program. We may purchase up to an additional $12.3 million of our common stock through April 2009 under the current program.

Aggregate Contractual Obligations

The following summarizes our contractual obligations at December 31, 2008, and the effect such obligations are expected to have on our liquidity and cash flow in future periods (*in millions*):

	Payments Due by Period				
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-term debt	$143.8	$ —	$ —	$ —	$143.8
Interest on long-term debt	63.2	3.5	7.0	7.0	45.7
Operating leases[1]	145.2	17.7	37.7	34.5	55.3
Purchase obligations[2]	291.6	278.3	13.3	—	—
Total	$643.8	$299.5	$58.0	$41.5	$244.8

[1] Our obligations under operating leases consist of minimum rental commitments under non-cancelable operating leases primarily for office space and equipment.

[2] Purchase obligations consist of open purchase orders that we issued to acquire materials, parts or services in future periods.

Occasionally, certain contracts require us to post letters of credit supporting our performance obligations under the contracts. We had $13.1 million of letters of credit outstanding at December 31, 2008, all of which were issued under the Credit Facility.

Off-Balance Sheet Arrangements

The conversion feature of our convertible notes is considered to be an off-balance sheet arrangement. We do not have any material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141R, *"Business Combinations."* SFAS No. 141R significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, pre-acquisition contingencies, transaction costs, restructuring costs and income taxes. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. We do not expect that adoption of this standard will have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51."* SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We do not expect that adoption of this standard will have a material impact on our financial statements.

In May 2008, the FASB issued FASB Staff Position ("FSP") No. APB 14-1, *"Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)."* The FSP clarifies that certain convertible debt instruments should be recorded by separately accounting for the liability and equity components of those instruments by allocating the proceeds from issuance of the instrument between the liability component and the equity component. The FSP is effective for fiscal years beginning after December 15, 2008 and is required to be applied retrospectively. We have determined that the FSP will apply to our $143.8 million of convertible notes (see Note 7). We are in the process of further evaluating the financial impact that the adoption of the FSP will have on our financial statements; however, on a preliminary basis we believe that 2008 and 2009 diluted earnings per share would be reduced by approximately $0.05 per share as a result of non-cash interest expense recorded in connection with the adoption of the FSP.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We believe that our market risk exposure is primarily related to changes in foreign currency exchange rates, interest rate risk and the market value of certain investments that we hold. We manage these market risks through our normal financing and operating activities and, when appropriate, through the use of derivative financial instruments. We do not enter into derivatives for trading or other speculative purposes, nor do we use leveraged financial instruments.

Uncertainties in the Credit Markets

As discussed in Note 8 to the accompanying financial statements, we currently hold investments in auction-rate securities with a cost basis of $34.5 million that have experienced a decline in fair value to $16.7 million as of December 31, 2008. As a result of liquidity issues in the global credit and capital markets, we may be required to record additional impairment charges if there are further reductions in the fair value of these investments in future periods.

Foreign Currency Exchange Rate Risk

We believe that the potential change in foreign currency exchange rates is not a substantial risk to us because the large majority of our business transactions are denominated in U.S. dollars. At December 31, 2008, we had $2.8 million of receivables denominated in Japanese yen.

From time to time, we enter into forward exchange contracts to hedge against foreign currency fluctuations on receivables or expected payments denominated in foreign currency. At December 31, 2008, we had no foreign currency forward exchange contracts.

Interest Rate Risk

We are exposed to changes in interest rates in the normal course of our business operations as a result of our ongoing investing and financing activities, which include debt as well as cash and cash equivalents. As of December 31, 2008, we had $143.8 million of convertible senior subordinated notes with a fixed interest rate of 2.4375%. Generally, the fair market value of our fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. In addition, the fair value of our convertible notes is affected by our stock price. The total estimated fair value of our convertible debt at December 31, 2008 was $133.2 million. The fair value was determined based upon market prices quoted by a broker-dealer.

Our exposure to market risk related to interest rate fluctuations for cash and cash equivalents is not significant. A hypothetical 100 basis point change in interest rates would result in an annual change of approximately $3 million in interest income earned.

We assess our interest rate risks on a regular basis and do not currently use financial instruments to mitigate these risks.

Deferred Compensation Plan

We have an unfunded deferred compensation plan for senior managers and executive officers with a total liability balance of $6.8 million at December 31, 2008. This liability is subject to fluctuation based upon the market value of the investment options selected by participants.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Orbital Sciences Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Orbital Sciences Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia
March 2, 2009

ORBITAL SCIENCES CORPORATION

CONSOLIDATED INCOME STATEMENTS
(In thousands, except per share data)

	Years Ended December 31,		
	2008	2007	2006
Revenues	$1,168,635	$1,033,940	$765,145
Cost of revenues	955,754	859,294	615,060
Research and development expenses	51,406	15,565	8,640
Selling, general and administrative expenses	77,193	77,857	77,125
Income from operations	84,282	81,224	64,320
Investment impairment charge	(17,800)	—	—
Interest income and other	6,982	12,976	13,405
Interest expense	(4,333)	(4,685)	(12,245)
Debt extinguishment expense	—	—	(10,388)
Income from continuing operations before income taxes	69,131	89,515	55,092
Income tax provision	(23,781)	(35,852)	(22,528)
Income from continuing operations	45,350	53,663	32,564
Discontinued operations, net of taxes:			
Income from operations	1,118	3,075	2,511
Gain on sale of business	14,800	—	—
Income from discontinued operations, net of taxes	15,918	3,075	2,511
Net income	$ 61,268	$ 56,738	$ 35,075
Basic income per share:			
Income from continuing operations	$ 0.77	$ 0.91	$ 0.56
Income from discontinued operations	0.27	0.05	0.04
Net income	1.05	0.96	0.60
Diluted income per share:			
Income from continuing operations	$ 0.75	$ 0.88	$ 0.52
Income from discontinued operations	0.26	0.05	0.04
Net income	1.02	0.93	0.56

See accompanying notes to consolidated financial statements.

ORBITAL SCIENCES CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2008	December 31, 2007 (See Note 2)
ASSETS		
Current assets:		
Cash and cash equivalents	$328,307	$ 235,822
Receivables, net	203,111	183,507
Inventories, net	33,434	26,549
Deferred income taxes, net	35,368	40,801
Other current assets	8,951	5,508
Total current assets	609,171	492,187
Investments	16,700	28,000
Property, plant and equipment, net	104,880	95,713
Goodwill	55,551	55,551
Deferred income taxes, net	73,851	94,561
Other non-current assets	5,033	9,456
Total assets	$865,186	$ 775,468
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 35,451	$ 18,648
Accrued expenses	144,207	113,157
Deferred revenues and customer advances	80,059	79,339
Total current liabilities	259,717	211,144
Long-term obligations	143,750	143,750
Other non-current liabilities	5,700	325
Total liabilities	409,167	355,219
Commitments and contingencies		
Stockholders' equity:		
Preferred Stock, par value $.01; 10,000,000 shares authorized, none outstanding	—	—
Common Stock, par value $.01; 200,000,000 shares authorized, 57,499,260 and 58,753,536 shares outstanding, respectively	575	587
Additional paid-in capital	525,027	554,451
Accumulated other comprehensive loss	(2,813)	(6,751)
Accumulated deficit	(66,770)	(128,038)
Total stockholders' equity	456,019	420,249
Total liabilities and stockholders' equity	$865,186	$ 775,468

See accompanying notes to consolidated financial statements.

ORBITAL SCIENCES CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total
	Shares	Amount				
Balance, December 31, 2005	55,032	$550	$604,812	$ —	$(207,001)	$398,361
Prior period adjustment (see Note 2)					(12,850)	(12,850)
Balance, December 31, 2005, as restated	55,032	550	604,812	—	(219,851)	385,511
Shares issued to employees, officers and directors	2,144	21	16,735			16,756
Warrants exercised	5,475	55	(55)			—
Repurchases of common stock	(3,736)	(37)	(66,175)			(66,212)
Stock-based compensation, net			7,729			7,729
Tax benefit of stock-based compensation, net			3,841			3,841
Comprehensive income (loss):						
Net income					35,075	35,075
Comprehensive income						35,075
Balance, December 31, 2006	58,915	589	566,887	—	(184,776)	382,700
Shares issued to employees, officers and directors	1,403	14	11,844			11,858
Repurchases of common stock	(1,564)	(16)	(33,395)			(33,411)
Stock-based compensation, net			4,287			4,287
Tax benefit of stock-based compensation, net			4,828			4,828
Comprehensive income (loss):						
Net income					56,738	56,738
Unrealized loss on investments				(6,500)		(6,500)
Defined benefit plans, net of tax				(251)		(251)
Comprehensive income						49,987
Balance, December 31, 2007	58,754	587	554,451	(6,751)	(128,038)	420,249
Shares issued to employees, officers and directors	1,281	13	11,258			11,271
Repurchases of common stock	(2,536)	(25)	(49,442)			(49,467)
Stock-based compensation, net			4,788			4,788
Tax benefit of stock-based compensation, net			3,972			3,972
Comprehensive income (loss):						
Net income					61,268	61,268
Reversal of unrealized loss on investments				6,500		6,500
Defined benefit plans, net of tax				(2,562)		(2,562)
Comprehensive income						65,206
Balance, December 31, 2008	57,499	$575	$525,027	$(2,813)	$ (66,770)	$456,019

See accompanying notes to consolidated financial statements.

ORBITAL SCIENCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2008	**2007**	**2006**
Operating Activities:			
Net income	$ 61,268	$ 56,738	$ 35,075
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of business, net of tax	(14,800)	—	—
Investment impairment charge	17,800	—	—
Depreciation expense	18,769	17,007	15,087
Deferred income taxes	17,819	29,921	19,222
Amortization of debt costs	637	770	616
Debt extinguishment expense	—	—	10,388
Stock-based compensation and other	4,440	4,287	5,295
Changes in assets and liabilities:			
Receivables	(39,491)	(18,272)	(34,599)
Inventories	(9,738)	3,504	(11,047)
Other assets	(4,002)	(291)	473
Accounts payable and accrued expenses	54,314	8,782	8,648
Deferred revenue and customer advances	1,717	(2,365)	51,423
Other liabilities	90	325	(87)
Net cash provided by operating activities	108,823	100,406	100,494
Investing Activities:			
Capital expenditures	(26,552)	(18,479)	(22,035)
Net proceeds from sale of business	41,612	—	—
Net proceeds from sale of property	2,193	—	—
Purchases of investments	—	(256,205)	(99,000)
Sales of investments	—	221,705	99,000
Proceeds from liquidation of investment	—	—	1,648
Decrease in cash restricted for letters of credit, net	—	5,984	310
Net cash provided by (used in) investing activities	17,253	(46,995)	(20,077)
Financing Activities:			
Principal payments on long-term obligations	—	(551)	(133,830)
Net proceeds from issuance of long-term obligations	—	—	140,371
Repurchase of common stock	(49,464)	(33,411)	(66,212)
Net proceeds from issuance of common stock	11,273	11,858	16,390
Tax benefit of stock-based compensation	4,600	5,436	3,841
Debt issuance costs and other	—	(672)	(75)
Net cash used in financing activities	(33,591)	(17,340)	(39,515)
Net increase in cash and cash equivalents	92,485	36,071	40,902
Cash and cash equivalents, beginning of year	235,822	199,751	158,849
Cash and cash equivalents, end of year	$328,307	$ 235,822	$ 199,751

See accompanying notes to consolidated financial statements.

1. Business and Summary of Significant Accounting Policies

Business Operations

Orbital Sciences Corporation (together with its subsidiaries, "Orbital" or the "company"), a Delaware corporation, develops and manufactures small- and medium-class rockets and space systems for commercial, military and civil government customers.

Principles of Consolidation

The consolidated financial statements include the accounts of Orbital and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Preparation of Consolidated Financial Statements

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions, including estimates of future contract costs and earnings. Such estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and earnings during the current reporting period. Management periodically assesses and evaluates the adequacy and/or deficiency of estimated liabilities recorded for various reserves, liabilities, contract risks and uncertainties. Actual results could differ from these estimates.

Certain reclassifications have been made to the 2007 and 2006 financial statements to conform to the 2008 financial statement presentation. All financial amounts are stated in U.S. dollars unless otherwise indicated.

Revenue Recognition

Orbital's revenue is derived primarily from long-term contracts. Revenues on long-term contracts are recognized using the percentage-of-completion method of accounting. Such revenues are recorded based on the percentage that costs incurred to date bear to the most recent estimates of total costs to complete each contract. Estimating future costs and, therefore, revenues and profits, is a process requiring a high degree of management judgment, including management's assumptions regarding future operations of Orbital as well as general economic conditions. In the event of a change in total estimated contract cost or profit, the cumulative effect of such change is recorded in the period the change in estimate occurs. Frequently, the period of performance of a contract extends over a long period of time and, as such, revenue recognition and the company's profitability from a particular contract may be adversely affected to the extent that estimated cost to complete or incentive or award fee estimates are revised, delivery schedules are delayed or progress under a contract is otherwise impeded. Accordingly, the company's recorded revenues and profits from period to period can fluctuate significantly.

In the event cost estimates indicate a loss on a contract, the total amount of such loss, excluding general and administrative expenses, is recorded in the period in which the loss is first estimated.

Many of the company's contracts include provisions for increased or decreased revenue and profit based on performance against established targets. Incentive and award fees are included in estimated contract revenue at the time the amounts can be reasonably determined and are reasonably assured based upon historical experience and other objective criteria. If performance under such contracts were to differ from previous assumptions, current period revenues and profits would be adjusted and could fluctuate significantly.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in operations. Depreciation expense is determined using the straight-line method based on the following useful lives:

Buildings	20 years
Machinery, equipment and software	3 to 12 years
Leasehold improvements	Shorter of estimated useful life or lease term

Recoverability of Long-Lived Assets

Orbital's policy is to evaluate its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When an evaluation indicates that an asset impairment has occurred, a loss is recognized and the asset is adjusted to its estimated fair value. Given the inherent technical and commercial risks within the aerospace industry and the special purpose use of certain of the company's assets, future impairment charges could be required if the company were to change its current expectation that it will recover the carrying amount of its long-lived assets from future operations.

Income Taxes

Orbital accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recorded for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a tax rate change on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The company records valuation allowances to reduce net deferred tax assets to the amount considered more likely than not to be realized. Changes in estimates of future taxable income can materially change the amount of such valuation allowances.

Earnings per Share

Basic earnings per share are calculated using the weighted-average number of common shares outstanding during the periods. Diluted earnings per share include the weighted-average effect of all dilutive securities outstanding during the periods.

The following table presents the shares used in computing basic and diluted earnings per share *(in thousands)*:

	Years Ended December 31,		
	2008	2007	2006
Basic weighted-average shares outstanding	58,569	59,164	58,118
Dilutive effect of:			
Stock options	1,156	1,362	1,690
Warrants	—	—	2,559
Restricted stock units	409	409	260
Diluted weighted-average shares outstanding	60,134	60,935	62,627

In 2008, 2007 and 2006, diluted weighted-average shares outstanding excluded the effect of 0.1 million, 0.4 million and 0.6 million, respectively, of stock options that were anti-dilutive. In 2008, 2007 and 2006, diluted weighted-average shares outstanding also excluded the effect of the company's $143.8 million of 2.4375% convertible senior subordinated notes that were anti-dilutive (see Note 7).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with maturities of 90 days or less.

Inventories

Inventory is stated at the lower of cost or estimated market value. Cost is determined on an average cost or specific identification basis. Estimated market value is determined based on assumptions about future demand and market conditions. If actual market conditions were less favorable than those previously projected by management, inventory write-downs could be required.

Investments

The company accounts for its investments in auction-rate securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *"Accounting for Certain Investments in Debt and Equity Securities."* These investments are classified as available-for-sale securities at the time of purchase and the company re-evaluates such designation as of each balance sheet date.

The company's investments in auction-rate securities are reported at fair value. The company evaluates its investments periodically for possible other-than-temporary impairment by reviewing factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and the company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery of market value. The company records an impairment expense to the extent that the carrying value exceeds the estimated fair market value of the securities held and the decline in value is determined to be other-than-temporary. Temporary changes in fair value are included in accumulated other comprehensive income (loss), a component of stockholders' equity.

Self-Constructed Assets

The company self-constructs some of its ground and airborne support and special test equipment utilized in the manufacture, production and delivery of some of its products. Orbital capitalizes direct costs incurred in constructing such equipment and certain allocated indirect costs. The company also capitalizes certain costs incurred in connection with internally-developed software. These capitalized costs generally include direct software coding costs and certain allocated indirect costs.

Goodwill

Goodwill is comprised of costs in excess of fair values assigned to the underlying net assets of acquired companies. Goodwill is tested at least annually for impairment using an estimation of the fair value of the reporting unit that the goodwill is attributable to.

Deferred Revenue and Customer Advances

The company accounts for payments received from customers in excess of amounts recognized on certain contracts as "deferred revenues and customer advances." These amounts are generally recorded as current liabilities since the associated services are performed within one year.

Financial Instruments

Orbital occasionally uses forward contracts and interest rate swaps to manage certain foreign currency and interest rate exposures, respectively. Derivative instruments, such as forward contracts and interest rate swaps, are viewed as risk management tools by Orbital and are not used for trading or speculative purposes. Derivatives used for hedging purposes are generally designated as effective hedges. Accordingly, changes in the fair value of a derivative contract are highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. Derivative instruments are recorded on the balance sheet at fair value. The ineffective portion of all hedges, if any, is recognized currently in earnings. The company did not have any derivative instruments as of December 31, 2008 and December 31, 2007.

Research and Development Expenses

Expenditures for company-sponsored research and development projects are expensed as incurred. Research and development projects performed under contracts for customers are recorded as contract costs as incurred.

In the first quarter of 2008, the company entered into an agreement with the National Aeronautics and Space Administration ("NASA") to design, build and demonstrate a new space transportation system under a program called Commercial Orbital Transportation Services ("COTS"), for delivering cargo and supplies to the International Space Station. Under the agreement, NASA has agreed to pay the company $170 million in cash milestone payments, partially funding Orbital's project costs which are currently estimated to be approximately $210 million. The company expects to complete this project in late 2010.

The COTS agreement is being accounted for as a best-efforts research and development cost-sharing arrangement. As such, the amounts funded by NASA are recognized proportionally as an offset to the company's COTS project research and development expenses, rather than as revenue. Through December 31, 2008, $26.0 million of costs were incurred on the COTS program, $22.6 million of which were proportionally offset by NASA funding resulting in net research and development expenses of $3.4 million recorded by the company. As of December 31, 2008, deferred revenue and customer advances on the accompanying balance sheet included $37.4 million of cash received from NASA that had not yet been recorded as an offset to research and development expenses.

Stock-Based Compensation

The company accounts for stock-based compensation to employees in accordance with SFAS No. 123R, "*Share-Based Payment.*" The fair value of the company's restricted stock unit grants is determined based on the closing price of Orbital's common stock on the date of grant, and the fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the company's valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123. Such value is recognized as expense over the service period, net of estimated forfeitures. The estimation of stock awards that will ultimately vest requires significant judgment. The company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. Actual results, and future changes in estimates, may differ substantially from current estimates.

The company uses the short-cut method to determine the pool of windfall tax benefits. The company uses the tax law ordering method as its policy for intra-period tax allocation related to the tax attributes of stock-based compensation.

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *"Fair Value Measurements."* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The company adopted SFAS No. 157 for the company's financial assets and liabilities as of January 1, 2008. The disclosure requirements of SFAS No. 157 are presented in Note 8. FASB Staff Position FAS 157-2 delayed by one year the effective date of SFAS No. 157 for nonfinancial assets, such as goodwill and long-lived assets, and nonfinancial liabilities, subject to certain exceptions. The company does not believe that the remaining provisions will have a material effect on the company's consolidated financial position or results of operations when they become effective.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115."* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and is effective for fiscal years beginning after November 15, 2007. The company elected not to apply the fair value option to any of its assets and liabilities.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141R, *"Business Combinations."* SFAS No. 141R significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, pre-acquisition contingencies, transaction costs, restructuring costs and income taxes. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. The company does not expect that adoption of this standard will have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51."* SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The company does not expect that adoption of this standard will have a material impact on its financial statements.

In May 2008, the FASB issued FASB Staff Position ("FSP") No. APB 14-1, *"Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)."* The FSP clarifies that certain convertible debt instruments should be recorded by separately accounting for the liability and equity components of those instruments by allocating the proceeds from issuance of the instrument between the liability component and the equity component. The FSP is effective for fiscal years beginning after December 15, 2008 and is required to be applied retrospectively. The company has determined that the FSP will apply to its $143.8 million of convertible notes (see Note 7). The company is in the process of further evaluating the financial impact that the adoption of the FSP will have on its financial statements; however, on a preliminary basis the company believes that 2008 and 2009 diluted earnings per share would be reduced by approximately $0.05 per share as a result of non-cash interest expense recorded in connection with the adoption of the FSP.

2. Restatement Related to Deferred Income Taxes

As discussed in the company's June 30, 2008 and September 30, 2008 Quarterly Reports on Form 10-Q, the company determined to restate certain prior period financial statements as the result of an audit of the company's 2005 federal income tax return by the Internal Revenue Service ("IRS"), as further described below.

In 2008, the IRS completed an audit of the company's 2005 Federal income tax return and proposed reductions in the company's Federal net operating loss carryforwards ("NOLs") identified during the IRS' audit of the company's 2005 Federal income tax return. As a result of the audit, the company determined that its NOLs should be reduced by $33.2 million, or $12.9 million on a tax-effected basis, as of December 31, 2004 and subsequent balance sheet dates. At December 31, 2004 and 2007, the company had Federal NOLs of $438 million and $293 million, respectively, before giving effect to the adjustment. The company determined that the majority of the adjustment resulted from a computational mistake that occurred in preparing the company's 2000 and 2001 Federal income tax returns.

Since the year ended December 31, 2000, the company's deferred tax assets, including its NOLs, had been fully offset by a valuation allowance until the year ended December 31, 2004 when the valuation allowance was substantially reversed. As a result, the NOL overstatement did not have any impact on the company's income statements or balance sheets for periods prior to 2004 due to the deferred tax asset valuation allowance.

The company had previously recorded an income tax benefit of $157.9 million for the year ended December 31, 2004, that was comprised almost entirely of the reversal of the company's deferred tax valuation allowance. As a result of the adjustment described above, the company restated its income statement for the year ended December 31, 2004 to give effect to a $12.9 million reduction in the income tax benefit, and to record the corresponding reduction in non-current deferred tax assets. The adjustment did not have any impact on the company's income statements for any period other than 2004. The cumulative effect of the adjustment on the company's balance sheet as of December 31, 2007 was a $12.9 million reduction in non-current deferred tax assets and a $12.9 million increase in accumulated deficit. The adjustment did not have any impact on the company's cash flow statements for any period.

Based on the materiality guidelines contained in SEC Staff Accounting Bulletin No. 99, *Materiality*, and SEC Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements in Current Year Financial Statements*, the company believes that the income tax adjustment is not material to any of its current financial statements for periods subsequent to and including the year ended December 31, 2004. However, the company believes that the adjustment would be material to the results for the year ending December 31, 2008. Accordingly, the company determined that it would restate its 2004 through 2007 annual financial statements to record this adjustment. The company further determined not to amend its previously filed affected Annual Reports on Form 10-K because the adjustment is not material to the individual prior years' financial statements contained in the most recently filed Annual Report on Form 10-K. The company determined instead to report restated prior year financial statements in this 2008 Annual Report on Form 10-K.

The following table shows the restated line items in the accompanying balance sheet as of December 31, 2007 that were impacted by the deferred income tax adjustment *(in thousands)*:

	Previously Reported	Adjustment	As Restated
Non-current deferred income taxes, net	$107,411	$(12,850)	$ 94,561
Total assets	788,318	(12,850)	775,468
Accumulated deficit	115,188	12,850	128,038
Total stockholders' equity	433,099	(12,850)	420,249

3. Discontinued Operations

In June 2008, the company sold its transportation management systems ("TMS") business unit to Affiliated Computer Services, Inc. for $45 million, before transaction fees and expenses. The company received cash proceeds of $43.2 million in the second quarter of 2008 and an additional $1.7 million in the third quarter of 2008 pertaining to a working capital adjustment. The company recorded a $24.1 million pre-tax gain, or $14.8 million after-tax, on the sale of this business in the second quarter of 2008. The carrying value of the net assets sold totaled $17.3 million and consisted of $22.7 million of current assets, $1.5 million of property and equipment and $6.9 million of current liabilities.

The gain on sale and the operating results of TMS summarized below have been reclassified and reported as discontinued operations for all periods presented *(in thousands)*:

	Years Ended December 31,		
	2008	2007	2006
Revenues	$21,351	$50,152	$37,711
Income from operations, before taxes	1,845	5,228	4,269
Income from operations, after taxes	1,118	3,075	2,511

The net assets and cash flows of TMS have not been reclassified in the company's prior period consolidated balance sheets and consolidated statements of cash flows.

4. Industry Segment Information

Orbital's products and services are grouped into three reportable business segments: (i) launch vehicles; (ii) satellites and space systems; and (iii) advanced space programs. The operating results of TMS have been reclassified and reported as discontinued operations for all periods presented; accordingly, TMS is no longer reported as a segment.

Reportable segments are generally organized based upon product lines. Corporate office transactions that have not been attributed to a particular segment, as well as consolidating eliminations and adjustments, are reported in corporate and other. The primary products and services from which the company's reportable segments derive revenues are:

- *Launch Vehicles.* Rockets that are used as interceptor and target vehicles for missile defense systems, small- and medium-class space launch vehicles that place satellites into Earth orbit, and suborbital launch vehicles that place payloads into a variety of high-altitude trajectories.
- *Satellites and Space Systems.* Small- and medium-class spacecraft that are used to enable global and regional communications and broadcasting, to conduct space-related scientific research, to carry out interplanetary and other deep-space exploration missions, to enable national security applications, to collect imagery and other remotely-sensed data about the Earth and to demonstrate new space technologies.

- *Advanced Space Programs.* Human-rated space systems for Earth-orbit and lunar exploration, advanced launch systems for medium-class satellites, and small satellites and satellite subsystems primarily used for national security space programs and to demonstrate new space technologies.

Intersegment sales are generally negotiated and accounted for under terms and conditions that are similar to other commercial and government contracts. Substantially all of the company's assets and operations are located within the United States.

The following table presents operating information and identifiable assets by reportable segment *(in thousands)*:

	Years Ended December 31,		
	2008	**2007**	**2006**
Launch Vehicles:			
Revenues[1]	$ 454,278	$ 395,329	$310,578
Operating income	33,603	39,455	34,013
Identifiable assets	127,609	115,646	115,996
Capital expenditures	8,745	4,682	3,161
Depreciation	5,617	5,490	5,549
Satellites and Space Systems:			
Revenues[1]	$ 422,274	$ 466,699	$407,827
Operating income	32,166	30,689	27,671
Identifiable assets	164,119	176,538	170,587
Capital expenditures	9,781	8,267	13,846
Depreciation	8,899	7,430	5,742
Advanced Space Programs:			
Revenues[1]	$ 298,050	$ 175,121	$ 51,038
Operating income	19,068	12,415	4,263
Identifiable assets	85,185	23,767	14,979
Capital expenditures	2,731	—	55
Depreciation	13	140	225
Corporate and Other:			
Revenues[1]	$ (5,967)	$ (3,209)	$ (4,298)
Operating income (loss)[2]	(555)	(1,335)	(1,627)
Identifiable assets[3]	488,273	459,517[5]	429,564[5]
Capital expenditures[4]	5,295	5,530	4,973
Depreciation[4]	4,240	3,947	3,571
Consolidated:			
Revenues	$1,168,635	$1,033,940	$765,145
Operating income	84,282	81,224	64,320
Identifiable assets	865,186	775,468[5]	731,126[5]
Capital expenditures	26,552	18,479	22,035
Depreciation	18,769	17,007	15,087

(1) Corporate and other revenues are comprised solely of the elimination of intersegment sales. Satellites and space systems revenues include $4.3 million, $1.8 million and $2.0 million of the intersegment sales in 2008, 2007 and 2006, respectively. Launch vehicles revenues include $1.1 million, $1.2 million and $1.6 million of the intersegment sales in 2008, 2007 and 2006, respectively. Advanced space programs revenues include $0.5 million, $0.2 million and $0.7 million of the intersegment sales in 2008, 2007 and 2006, respectively.

(2) Corporate and other operating income consists primarily of corporate general and administrative expenses allocated to the TMS business unit (see Note 3).

(3) Corporate and other identifiable assets at December 31, 2007 and 2006 include assets of $20.5 million and $18.1 million, respectively attributable to the TMS business unit that was sold in the second quarter of 2008 (see Note 3).

(4) Corporate and other capital expenditures and depreciation include amounts attributable to the TMS business unit that was sold in the second quarter of 2008 (see Note 3).

(5) Certain amounts have been restated (see Note 2).

5. Export Sales and Major Customers

Orbital's revenues by geographic area, as determined by customer location, were as follows *(in thousands)*:

	Years Ended December 31,		
	2008	**2007**	**2006**
United States	$1,080,989	$ 860,810	$587,197
Europe	33,507	113,150	111,062
East Asia and Australia	54,139	59,980	66,886
Total	$1,168,635	$1,033,940	$765,145

Approximately 73%, 68% and 66% of the company's revenues in 2008, 2007 and 2006, respectively, were generated under contracts with the U.S. Government and its agencies or under subcontracts with the U.S. Government's prime contractors. All such revenues were recorded in the launch vehicles, satellites and space systems or advanced space programs segments. In the satellites and space systems segment, one customer accounted for approximately 14% and 12% of consolidated revenues in 2008 and 2007, respectively, and another customer accounted for approximately 12% of consolidated revenues in 2006.

6. Balance Sheet Accounts and Supplemental Disclosures

Inventory

Inventories consisted of the following *(in thousands)*:

	December 31,	
	2008	**2007**
Inventories	$34,399	$27,659
Allowance for inventory obsolescence	(965)	(1,110)
Total	$33,434	$26,549

Substantially all of the company's inventory consisted of component parts, raw materials and milestone payments for future delivery of component parts.

Receivables

The components of receivables were as follows *(in thousands)*:

	December 31, 2008	December 31, 2007
Billed	$ 51,156	$ 36,721
Unbilled	151,005	145,372
Retainages due upon contract completion	1,000	1,529
Allowance for doubtful accounts	(50)	(115)
Total	$203,111	$183,507

Approximately 80% of unbilled receivables and retainages at December 31, 2008 are due within one year and will be billed on the basis of contract terms and delivery schedules. Approximately 86% and 67% of the company's receivables at December 31, 2008 and 2007, respectively, were related to contracts with the U.S. Government and its agencies or under subcontracts with the U.S. Government's prime contractors. Receivables from non-U.S. customers totaled $8.7 million and $29.2 million at December 31, 2008 and 2007, respectively.

As of December 31, 2008 and December 31, 2007, unbilled receivables included $18.7 million and $15.5 million, respectively, of incentive fees on certain completed satellite contracts that become due incrementally over periods of up to 15 years, subject to the achievement of performance criteria.

Certain satellite contracts require the company to refund cash to the customer if performance criteria, which cover periods of up to 15 years, are not satisfied. Through December 31, 2008, the company has recognized approximately $42 million of revenues under such contracts, a portion or all of which could be reversed in future periods if satellite performance criteria are not met. The company generally procures annual insurance policies that the company believes would indemnify the company for satellite incentive fees that are not earned and for performance refund obligations.

Through December 31, 2008, the company has recognized approximately $24 million of estimated award fees on a contract that is subject to a final assessment at the conclusion of the contract, projected to occur in 2013. If the final award fee assessment is different than the company's estimate of such assessment, the company will be required to record a revenue and profit adjustment in future periods.

In August 2008, a communications satellite constructed by the company was damaged by an unaffiliated third party at the launch site. The company is in the process of repairing the satellite, which is expected to be completed in 2009. Receivables at December 31, 2008 included $5.7 million for costs incurred as of that date. The company believes the full amount of the repair costs will be reimbursed under an existing insurance policy.

Property, Plant and Equipment

Property, plant and equipment consisted of the following *(in thousands)*:

	December 31,	
	2008	2007
Land	$ 3,349	$ 4,061
Buildings and leasehold improvements	47,585	47,554
Furniture, fixtures and equipment	152,377	161,096
Software and other	33,359	15,315
	236,670	228,026
Accumulated depreciation and amortization	(131,790)	(132,313)
Total	$ 104,880	$ 95,713

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $18.8 million, $17.0 million and $15.1 million, respectively.

Accrued Expenses

Accrued expenses consisted of the following *(in thousands)*:

	December 31,	
	2008	2007
Contract related accruals	$ 84,394	$ 56,353
Payroll, payroll taxes and fringe benefit	49,521	43,268
Interest	1,761	1,761
Warranty obligations	—	2,497
Other	8,531	9,278
Total	$144,207	$113,157

The company's warranty obligations were associated with the TMS business which was sold in the second quarter of 2008.

Cash Flow

Cash payments for interest and income taxes were as follows *(in thousands)*:

	Years Ended December 31,		
	2008	2007	2006
Interest paid	$3,700	$3,162	$17,468
Income taxes paid	3,025	2,387	1,505

7. Debt Obligations

Convertible Notes

On December 13, 2006, the company issued $143.8 million of 2.4375% convertible senior subordinated notes due 2027 with interest payable semi-annually each January 15 and July 15. The company used the net proceeds from this offering during the fourth quarter of 2006, together with available cash, to repurchase $125.9 million of the company's 9% senior notes due 2011 for $133.8 million and to repurchase and retire

2.7 million outstanding shares of its common stock for $50.0 million. Debt issuance costs incurred in connection with the convertible notes amounted to $3.4 million, which is being amortized to interest expense over a seven-year term.

The convertible notes are convertible into cash, or a combination of cash and common stock at the company's election, based on an initial conversion rate of 40.8513 shares of the company's common stock per $1,000 in principal amount of the convertible notes (equivalent to an initial conversion price of approximately $24.48 per share) only under any of the following circumstances: (1) if, prior to January 13, 2027, the closing sale price of the common stock of Orbital for at least 20 trading days (whether or not consecutive) in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than 130% of the conversion price per common share in effect on the applicable trading day; (2) if, prior to January 13, 2027, during the 5 consecutive trading-day period following any 5 consecutive trading-day period in which the trading price of the convertible notes was less than 98% of the product of the closing sale price of the company's common stock multiplied by the applicable conversion rate; (3) if the convertible notes have been called for redemption, at any time prior to the close of business on the third business day prior to the redemption date; (4) if the company elects to distribute to all holders of Orbital common stock certain rights entitling them to purchase, for a period expiring within 60 days, the company's common stock at less than the average of the closing sale prices of Orbital common stock for the 10 consecutive trading days immediately preceding the declaration date of such distribution; (5) if the company elects to distribute to all holders of Orbital common stock, assets, debt securities or certain rights to purchase securities of the company, which distribution has a per share value exceeding 10% of the closing sale price of Orbital common stock on the trading day immediately preceding the declaration date of such distribution; or (6) during a specified period, if a "fundamental change" (as such term is defined in the indenture governing the convertible notes) occurs. The conversion rate is subject to adjustments in certain circumstances set forth in the indenture governing the convertible notes.

Upon conversion of the convertible notes, the company will deliver in respect of each $1,000 principal amount of notes tendered for conversion (1) an amount in cash ("principal return") equal to the lesser of (a) the principal amount of the converted notes and (b) the conversion value (such value equal to the conversion rate multiplied by the average price of the company's common shares over a 10 consecutive-day trading period) and (2) if the conversion value is greater than the principal return, an amount in cash or common stock, or a combination thereof (at the company's option) with a value equal to the difference between the conversion value and the principal return.

At any time on or after January 21, 2014, the convertible notes are subject to redemption at the option of Orbital, in whole or in part, for cash equal to 100% of the principal amount of the convertible notes, plus unpaid interest, if any, accrued to the redemption date.

Holders of the convertible notes may require the company to repurchase the convertible notes, in whole or in part, on January 15, 2014, January 15, 2017 or January 15, 2022, for cash equal to 100% of the principal amount of the convertible notes plus any unpaid interest, if any, accrued to the redemption date. In addition, holders of the convertible notes may require the company to repurchase the convertible notes in whole or in part for cash equal to 100% of the principal amount of the convertible notes, plus unpaid interest, if any, accrued to the redemption date, if a "fundamental change" occurs prior to maturity of the convertible notes.

Credit Facility

In August 2007, the company entered into a five-year $100 million revolving secured credit facility (the "Credit Facility"), with the option to increase the amount of the Credit Facility up to $175 million to the extent that any one or more lenders commit to be a lender for such additional amount. At the election of the company, loans under the Credit Facility bear interest at either (i) LIBOR plus a margin ranging from 0.75% to 1.25%, with the applicable margin varying according to the company's total leverage ratio, or (ii) at a prime rate. The Credit Facility is secured by substantially all of the company's assets. Up to $75 million of the Credit Facility may be reserved for letters of credit. As of December 31, 2008, there were no borrowings under the Credit Facility, although $13.1 million of letters of credit were issued under the Credit Facility. Accordingly, as of December 31, 2008, $86.9 million of the Credit Facility was available for borrowings.

Debt Covenants

Orbital's Credit Facility contains covenants limiting the company's ability to, among other things, pay cash dividends, incur debt or liens, redeem or repurchase company stock, enter into transactions with affiliates, make investments, merge or consolidate with others or dispose of assets. In addition, the Credit Facility contains financial covenants with respect to leverage and interest coverage.

Debt Extinguishment Expenses

During 2006, the company recorded $10.4 million of debt extinguishment expenses associated with the repurchase of the 9% senior notes described above, consisting of $2.5 million in accelerated amortization of debt issuance costs and $7.9 million in prepayment premiums and other expenses.

8. Fair Value of Financial Instruments

Effective January 1, 2008, the company adopted SFAS No. 157, "*Fair Value Measurements.*" SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The adoption of SFAS No. 157 did not have a material impact on the company's fair value measurements.

The valuation techniques required by SFAS No. 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. SFAS No. 157 established a fair value hierarchy that distinguishes between these two types of inputs.

The following section describes the valuation methodologies used by the company to measure its financial instruments at fair value.

Investments

As of December 31, 2008 and 2007, the company held seven auction-rate securities which are classified as available for sale securities and non-current assets on the company's balance sheet. These securities had an initial cost basis of $34.5 million. Contractual maturities for certain of these auction-rate securities are 16 years or greater and the remaining securities have no fixed maturity. Auction-rate securities are normally structured to provide liquidity through an auction process that resets the applicable interest rate at predetermined calendar intervals. This mechanism allows existing investors either to roll over or liquidate their holdings by selling such securities at par. Since the third quarter of 2007 and through December 31, 2008, the auctions, which occur approximately every 28 days for the auction-rate securities held by the company, have not had sufficient buyers to cover investors' sell orders, resulting in unsuccessful auctions. These unsuccessful auctions resulted in a resetting of the interest rate paid on the securities until the next auction date, at which time the process repeated.

The company estimated that the fair market value of these auction-rate securities at December 31, 2008 and 2007 was $16.7 million and $28.0 million, respectively. The company has estimated the fair value of these securities using a discounted cash flow analysis which considered the following key inputs: (i) the underlying structure of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions and the relevant risk associated with each security; and (iii) the time horizon that the market value of each security could return to its cost and be sold. The discount rates used in the present value calculations are based on yields on U.S. Treasury securities with similar time horizons plus interest rate risk premiums that are intended to compensate for general market risk and the risk specific to each security. The risk premiums are based upon current credit default swap pricing market data for similar or related securities or credit spreads for corporate bonds with similar credit ratings. Under SFAS No. 157, such valuation assumptions are defined as Level 3 inputs.

In 2008, the company recorded other-than-temporary impairment charges of $17.8 million, pertaining to all of the auction-rate securities. The company determined to record these other-than-temporary impairment charges based on the company's assessment that it is likely that the fair value of the auction-rate securities will not fully recover in the foreseeable future, given the duration, severity and continuing declining trend of the fair values of these securities, as well as the uncertain financial condition and near-term prospects of the securities' issuers. In 2007 the company had recorded temporary impairment charges totaling $6.5 million. These temporary impairment charges were reversed in 2008 as a result of updating the company's impairment assessment.

The changes in the fair values of the auction-rate securities during 2008 and 2007 were as follows *(in thousands)*:

	2008	2007
Fair value at beginning of year	$ 28,000	$ —
Purchases of securities, net	—	34,500
Temporary impairment charges	—	(6,500)
Other-than-temporary impairment charges	(17,800)	—
Reversal of temporary charges	6,500	—
Net change in fair value	(11,300)	(6,500)
Fair value at end of year	$ 16,700	$28,000

At this time it is uncertain if or when the liquidity issues relating to these investments will improve, and there can be no assurance that the market rate for auction-rate securities will stabilize. The fair value of the auction-rate securities could change significantly in the future and the company may be required to record additional temporary or other-than-temporary impairment charges if there are further reductions in fair value in future periods.

Convertible Notes

The fair value of the 2.4375% convertible notes at December 31, 2008 and 2007 was estimated at approximately $133.2 million and $174.6 million, respectively. The fair value was determined based on market prices quoted by a broker-dealer.

9. Income Taxes

The significant components of the company's deferred tax assets and liabilities as of December 31, 2008 and 2007 were *(in thousands)*:

	December 31,	
	2008	2007
		(See Note 2)
Current Deferred Tax Assets:		
U.S. Federal and state net operating loss carryforwards	$ 24,250	$ 26,195
Accruals, reserves and other	15,235	18,225
Valuation allowance	(4,117)	(3,619)
Current deferred tax assets, net	35,368	40,801
Noncurrent Deferred Tax Assets (Liabilities):		
U.S. Federal and state net operating loss carryforwards	50,849	70,666
Capitalized research and development costs	18,374	23,733
Tax credit and capital loss carryforwards	15,868	11,954
Intangible assets and other	1,600	3,311
Excess tax depreciation and other	(4,032)	(5,123)
	82,659	104,541
Valuation allowance	(8,808)	(9,980)
Noncurrent deferred tax assets, net	73,851	94,561
Total deferred tax assets, net	$109,219	$135,362

The company's income tax provisions from continuing operations for the years ended December 31, 2008, 2007 and 2006 were comprised of the following *(in thousands)*:

	Years Ended December 31,		
	2008	2007	2006
Current:			
Federal	$ 1,239	$ 1,387	$ 839
State	685	1,265	382
Total current	1,924	2,652	1,221
Deferred:			
Federal	22,272	29,507	18,111
State	(415)	3,693	3,196
Total deferred	21,857	33,200	21,307
Total income tax provision	$23,781	$35,852	$22,528

A reconciliation of the statutory federal income tax rate to the company's effective tax rate for the years ended December 31, 2008, 2007 and 2006 is as follows *(in thousands)*:

	2008	2007	2006
U.S. Federal statutory rate	35.0%	35.0%	35.0%
State taxes	3.3	4.6	5.2
Settlements with taxing authorities	(4.5)	—	—
Capital loss carryforward	—	—	(14.2)
Other, net	(3.1)	0.8	1.0
Changes in valuation allowance	3.7	(0.3)	13.9
Effective rate	34.4%	40.1%	40.9%

At December 31, 2008, the company had U.S. Federal net operating loss carryforwards of $206 million (portions of which expire beginning in 2010 through 2025) and a U.S. capital loss carryforward of $10 million (which expires in 2011). These carryforwards are subject to certain limitations and other restrictions.

The U.S. capital loss carryforward is primarily related to an investment that was liquidated in 2006. The capital loss carryforward was reduced in 2008 due to the capital gain on the sale of TMS. The change in the valuation allowance in 2008 pertains to the deferred tax asset recorded in connection with the unrealized loss on investment described in Note 8 that would be treated as a capital loss. The deferred tax assets related to capital losses have been fully offset with a valuation allowance due to the uncertainty of realization.

On January 1, 2007, the company adopted FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109*" ("FIN 48"). There was no material effect on the company's financial statements associated with the adoption of FIN 48. Changes in the company's unrecognized tax benefits were as follows *(in thousands)*:

	2008	2007
Unrecognized tax benefits at beginning of year	$ 3,654	$3,117
Additions based on current year tax positions	2,342	537
Settlements with taxing authorities	(3,105)	—
Unrecognized tax benefits at end of year	$ 2,891	$3,654

All unrecognized tax benefits, if recognized, would affect the effective tax rate.

The company is subject to U.S. federal income tax and income tax in multiple state jurisdictions. The company has substantially concluded all income tax matters for years through 1989. In addition, the IRS has completed an audit of the company's 2005 Federal income tax return in 2008.

The company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. No interest or penalties are recorded in the accompanying consolidated financial statements.

10. Commitments and Contingencies

Leases

Aggregate minimum commitments under non-cancelable operating leases, primarily for office space and equipment rentals, at December 31, 2008 were as follows *(in thousands)*:

2009	$ 17,707
2010	18,835
2011	18,909
2012	18,477
2013	15,965
Thereafter	55,317
	$145,210

Rent expense for 2008, 2007 and 2006 was $15.7 million, $15.5 million and $14.1 million, respectively.

U.S. Government Contracts

The accuracy and appropriateness of costs charged to U.S. Government contracts are subject to regulation, audit and possible disallowance by the Defense Contract Audit Agency or other government agencies. Accordingly, costs billed or billable to U.S. Government customers are subject to potential adjustment upon audit by such agencies.

Most of the company's U.S. Government contracts are funded incrementally on a year-to-year basis. Changes in government policies, priorities or funding levels through agency or program budget reductions by the U.S. Congress or executive agencies could materially adversely affect the company's financial condition or results of operations. Furthermore, contracts with the U.S. Government may be terminated or suspended by the U.S. Government at any time, with or without cause. Such contract suspensions or terminations could result in unreimbursable expenses or charges or otherwise adversely affect the company's financial condition and/or results of operations.

The company's launch vehicles and advanced space programs business units are jointly engaged in a major new product development program of a medium capacity rocket called Taurus II that could substantially increase the payload capacity of the company's space launch vehicle platforms. The company is marketing the launch vehicle to U.S. Government and commercial customers. The company expects the Taurus II launch vehicle to be ready for its inaugural launch by late 2010. Approximately $37.7 million and $5.5 million of the research and development expenses in 2008 and 2007, respectively, were attributable to the Taurus II program. The company believes that it will continue to incur significant research and development expenses over the next two to three years on the Taurus II development effort.

The majority of the company's revenues are attributable to contracts with the U.S. Government and the company believes that a majority of the company's research and development expenses are recoverable and billable under such contracts. Charging practices relating to research and development and other costs that may be charged directly or indirectly to government contracts are subject to audit by U.S. Government agencies to determine if such costs are reasonable and allowable under government contracting regulations and accounting practices. The company is currently engaged in discussions with U.S. Government agencies regarding the allowability of research and development costs incurred in connection with the company's Taurus II development program. The company believes that such costs are allowable, although the U.S. Government has not yet made a determination. If such costs were determined to be unallowable, the company could be required to record revenue and profit reductions in future periods.

Litigation

From time to time the company is party to certain litigation or other legal proceedings arising in the ordinary course of business. Because of the uncertainties inherent in litigation, the company cannot predict whether the outcome of such litigation or other legal proceedings will have a material adverse effect on the company's results of operations or financial condition.

11. Stock Plans and Equity Transactions

Stock Plans

The company's share-based incentive plans permit the company to grant restricted stock units, restricted stock, incentive or non-qualified stock options, and certain other instruments to employees, directors, consultants and advisers of the company. Restricted stock units and stock options generally vest over three years and are not subject to any performance criteria. Options expire no more than ten years following the grant date. Shares issued under the plans upon option exercise or stock unit conversion are generally issued from authorized but previously unissued shares.

The company also has an Employee Stock Purchase Plan ("ESPP") whereby employees may purchase shares of stock at the lesser of 85% of the fair market value of shares at the beginning or the end of quarterly offering periods. As of December 31, 2008, approximately 900,000 shares of common stock were available for purchase under the ESPP. During the years ended December 31, 2008, 2007 and 2006, compensation expense associated with the ESPP was \$0.3 million, \$0.4 million and \$0.6 million, respectively.

Equity Transactions

The following tables summarize information related to stock-based compensation transactions and plans:

	Restricted Stock Units		Stock Options	
	Number of Units	Weighted Average Measurement Date Fair Value	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2005	745,000	$12.11	6,532,139	$10.06
Granted[(1)]	673,750	17.68	55,000	12.98
Exercised	—	—	(1,819,229)	8.01
Vested	(246,680)	12.10	—	—
Forfeited	(30,347)	13.94	(12,211)	7.02
Expired	—	—	(176,186)	13.10
Outstanding at December 31, 2006	1,141,723	15.34	4,579,513	10.81
Granted[(1)]	499,030	23.17	—	—
Exercised	—	—	(1,009,429)	10.05
Vested	(462,539)	14.83	—	—
Forfeited	(81,026)	19.54	(6,537)	8.36
Expired	—	—	(28,035)	19.43
Outstanding at December 31, 2007	1,097,188	18.81	3,535,512	11.77
Granted[(1)]	424,495	25.03	—	—
Exercised	—	—	(798,176)	11.98
Vested	(582,965)	17.36	—	—
Forfeited	(60,924)	19.11	(8,583)	6.92
Expired	—	—	(228,520)	41.16
Outstanding at December 31, 2008	877,794	$23.01	2,500,233[(2)]	$ 9.01

(1) The fair value of restricted stock unit grants is determined based on the closing market price of Orbital's common stock on the date of grant. Such value is recognized as expense over the service period, net of estimated forfeitures.

(2) The weighted average remaining contractual term is 3.38 years.

	Options Outstanding and Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price
$ 1.30 - $ 5.79	994,473	3.40	$ 4.70
5.80 - 12.05	761,059	3.85	9.32
12.06 - 43.31	744,701	2.86	14.46
$ 1.30 - $43.31	2,500,233	3.38	$ 9.01

(Dollars in millions)	Years Ended December 31, 2008	2007	2006
Stock-based compensation expense recognized [1]	$ 9.3	$ 7.7	$ 8.0
Income tax benefit related to stock-based compensation expense[1]	3.2	2.6	2.6
Intrinsic value of options exercised, computed as the market price on the exercise date less the price paid to exercise the options	11.0	10.8	15.7
Cash received from exercise of options	9.6	10.1	14.7
Grant date fair value of vested restricted stock units	10.0	6.9	3.0
Tax benefit recorded as a credit to additional paid-in capital related to stock-based compensation transactions	4.0	4.8	3.8

(1) Includes amounts attributable to the TMS business unit that was sold in the second quarter of 2008 (see Note 3).

	As of December 31, 2008
Shares of common stock available for grant under the company's stock-based incentive plans	1,462,447
Aggregate intrinsic value of restricted stock units that are expected to vest	$ 17.1
Unrecognized compensation expense related to non-vested restricted stock units, expected to be recognized over a weighted-average period of 1.79 years	14.4
Aggregate intrinsic value of stock options outstanding, all fully vested	27.0

In February 2007, the company modified 1.7 million of its stock options that were previously awarded to the company's employees to increase such options' exercise prices per share. The modification reduced the fair value of the awards and did not involve any cash compensation. The modification did not result in additional compensation expense recognition.

During 2006, the total grant date fair value of stock options that were granted was $0.3 million, as determined on the grant date using the Black-Scholes option pricing model.

Warrants

As of December 31, 2008 and 2007, the company had no common stock warrants outstanding. During 2006, common stock warrant exercises consisted solely of the exercise of warrants originally issued in August 2002 to purchase up to approximately 16.5 million shares of the company's common stock. Each warrant was exercisable for up to 122.23 shares of Orbital's common stock at an exercise price of $3.86 per share for a period of four years from the date of their issuance. All of these warrants were exercised prior to their 2006 expiration date.

Securities Repurchase Transactions

In 2008, 2007 and 2006, the company's Board of Directors authorized the purchase of up to $50 million of the company's outstanding debt and equity securities over a 12-month period commencing in April of that year. Under these securities purchase programs, the company repurchased and retired 2.5 million shares of its common stock at a cost of $49.5 million during 2008, 1.6 million shares of its common stock at a cost of $33.4 million during 2007 and 1.1 million shares of its common stock at a cost of $16.2 million during 2006. As of December 31, 2008, the company had authority to purchase an additional $12.3 million of common stock pursuant to this repurchase program through April 2009.

In December 2006, the company repurchased 2.7 million shares of its common stock for $50 million in connection with a financing transaction (see Note 7).

12. Employee Benefit Plans

The company has a defined contribution plan (the "Plan") generally covering all full-time employees. Company contributions to the Plan are made based on plan provisions and at the discretion of the Board of Directors. The company made contributions of $14.9 million, $12.1 million and $9.2 million during 2008, 2007 and 2006, respectively.

The company also has two overfunded defined benefit plans that were frozen upon acquisition in a 1994 business combination. As of December 31, 2008 and 2007, the company had recorded a $1.8 million and $5.5 million asset, respectively, in other non-current assets related to the pension plans. The plans are not significant to the accompanying consolidated financials statements taken as a whole, and accordingly, additional related disclosures are omitted from these notes to the consolidated financial statements.

The company has a deferred compensation plan for senior managers and executive officers. At December 31, 2008 and 2007, liabilities related to this plan totaling $6.8 million and $7.0 million, respectively, were included in accrued expenses.

13. Summary of Selected Quarterly Financial Data (Unaudited)

The following is a summary of selected quarterly financial data for the previous two years *(in thousands, except per share data).*

	Quarters Ended			
	March 31	June 30	Sept. 30	Dec. 31
2008				
Revenues[1]	$283,545	$301,223	$278,628	$305,239
Income from operations[1]	19,991	26,487	21,000	16,804
Income from continuing operations[1][2]	12,733	10,782	12,143	9,692
Income from discontinued operations, net of taxes[3]	949	14,969	—	—
Net income	13,682	25,751	12,143	9,692
Basic income per share:				
Income from continuing operations	0.22	0.18	0.21	0.17
Income from discontinued operations	0.02	0.26	—	—
Net income	0.23	0.44	0.21	0.17
Diluted income per share:				
Income from continuing operations	0.21	0.18	0.20	0.16
Income from discontinued operations	0.02	0.25	—	—
Net income	0.23	0.43	0.20	0.16
2007				
Revenues	$217,946	$261,214	$275,640	$279,140
Income from operations	16,501	20,918	21,581	22,224
Income from continuing operations	10,827	13,485	14,704	14,647
Income from discontinued operations, net of taxes[3]	625	345	974	1,131
Net income	11,452	13,830	15,678	15,778
Basic income per share:				
Income from continuing operations	0.18	0.23	0.25	0.25
Income from discontinued operations	0.01	0.00	0.01	0.02
Net income	0.19	0.23	0.26	0.27
Diluted income per share:				
Income from continuing operations	0.18	0.22	0.24	0.24
Income from discontinued operations	0.01	0.01	0.02	0.02
Net income	0.19	0.23	0.26	0.26

(1) The fourth quarter of 2008 included a $5.6 million adjustment to reduce revenue and income from operations as a result of a launch vehicle failure that occurred on February 24, 2009.

(2) Income from continuing operations in 2008 included investment impairment charges of $10.6 million, $1.0 million and $6.2 million recorded in the second, third and fourth quarter, respectively.

(3) The company sold its transportation management systems business unit and recorded a $14.8 million after-tax gain in the second quarter of 2008 (see Note 3). The gain on sale and the operating results of this business unit are reported as discontinued operations.

ORBITAL SCIENCES CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
FORM 10-K FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands)

Description	Balance at Start of Period	Additions: Charged to Costs and Expenses	Additions: Charged/ Credited to Other Accounts	Deductions	Balance At End of Period
YEAR ENDED DECEMBER 31, 2006					
Allowance for doubtful accounts	$ 115	$ —	$ —	$ —	$ 115
Allowance for obsolete inventory	620	239	—	(41)	818
Deferred income tax valuation allowance	3,189	8,189	—	—	11,378
YEAR ENDED DECEMBER 31, 2007					
Allowance for doubtful accounts	115	—	—	—	115
Allowance for obsolete inventory	818	445	—	(153)	1,110
Deferred income tax valuation allowance	11,378	—	2,505[(1)]	(284)	13,599
YEAR ENDED DECEMBER 31, 2008					
Allowance for doubtful accounts	115	—	—	(65)	50
Allowance for obsolete inventory	1,110	—	—	(145)	965
Deferred income tax valuation allowance	13,599	2,572	(2,505)[(1)]	(741)	12,925

(1) This pertains to the deferred tax asset recorded in connection with the unrealized loss on investments described in Notes 8 and 9 to the consolidated financial statements that would be treated as a capital loss.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Restatement Related to Deferred Income Taxes

As previously disclosed in our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008, in late July 2008 we concluded that our 2004 consolidated financial statements should be restated to adjust our net deferred income tax assets related to net operating loss carryforwards. Our decision to restate our financial statements was based on an audit by the IRS of our U.S. income tax return for calendar year 2005. We determined that the majority of the adjustment resulted from a computational mistake that occurred in preparing our 2000 and 2001 federal income tax returns. Based upon our current controls and procedures, we have concluded that there are currently no material weaknesses in our controls and procedures related to our accounting for income taxes. Additional information regarding this matter and the impact on our financial statements is included in this report in Note 2 to the accompanying financial statements.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures and Changes in Internal Control Over Financial Reporting

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective. There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in *Internal Control — Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2008. The effectiveness of the company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this Item is included under the captions "Executive Officers of the Registrant" in Part I above and under the captions "Proposal 1 — Election of Directors — Directors to be Elected at the 2009 Annual Meeting, — Directors Whose Terms Expire in 2010, — Directors Whose Terms Expire in 2011," "Corporate Governance — Code of Business Conduct and Ethics," "Information Concerning the Board of Directors and Its Committees — Our Committees" and "Other Matters — Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement to be filed pursuant to Regulation 14A on or about March 11, 2009 and is incorporated herein by reference.

Item 11. ***Executive Compensation***

The information required by this Item is included under the captions "Executive Compensation — Compensation Discussion and Analysis, — Human Resources and Compensation Committee Report, — Summary Compensation Table, — Grants of Plan-Based Awards, — Outstanding Equity Awards at Fiscal Year-End, — Option Exercises and Stock Vested, — Pension Benefits, — Nonqualified Deferred Compensation, — Potential Payments Upon Termination or Change in Control," "Compensation Committee Interlocks and Insider Participation" and "Information Concerning the Board of Directors and Its Committees — Director Compensation" in our definitive proxy statement to be filed pursuant to Regulation 14A on or about March 11, 2009 and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2008:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in first column)
Equity Compensation Plans Approved by Security Holders[1]	—	$ —	840,321
Equity Compensation Plans Not Approved by Security Holders[2]	2,500,233	9.01	622,126
Total	2,500,233	9.01	1,462,447

(1) The equity compensation plans approved by our stockholders are our 1997 Stock Option and Incentive Plan ("1997 Option Plan") and our 2005 Stock Incentive Plan ("2005 Stock Plan"). A subsequent amendment in 1998 to the 1997 Option Plan increasing the total number of authorized shares thereunder to 3,200,000 also was approved by our stockholders. For purposes of reporting on the options outstanding under the 1997 Option Plan, we have assumed that all 3,200,000 shares approved by stockholders were issued during 1997 and 1998. The 2005 Stock Plan has a maximum of 2,500,000 shares available for issuance, subject to adjustment upon the occurrence of certain events. The share numbers shown in this row do not include shares that may be issued under the company's 1999 Employee Stock Purchase Plan, which currently has approximately 912,873 shares available for issuance, and do not include 877,794 shares subject to outstanding restricted stock and restricted stock unit awards.

(2) As permitted by the then applicable rules of the New York Stock Exchange, in 1999, 2000, 2001 and 2002, we amended the 1997 Option Plan to increase the number of securities available for issuance under that plan by 1,800,000, 1,800,000, 1,800,000 and 2,000,000 shares, respectively, without seeking the approval of our stockholders. The 1997 Option Plan provides for awards of incentive or non-qualified stock options and shares of restricted stock and stock units to employees, directors, consultants and advisers of the company and its subsidiaries without giving effect to any exercises or cancellations. Under the terms of the 1997 Option Plan, options may not be issued at less than 100% of the fair market value of the company's common stock on the date of grant. Options expire no more than 10 years following the grant date.

The information required by this Item is also included under the caption "Ownership of Common Stock" in our definitive proxy statement to be filed pursuant to Regulation 14A on or about March 11, 2009 and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item is included under the caption "Information Concerning the Board of Directors and Its Committees — Related Person Transactions Policy, — Director Independence" in our definitive proxy statement to be filed pursuant to Regulation 14A on or about March 11, 2009 and is incorporated herein by reference.

Item 14. ***Principal Accounting Fees and Services***

The information required by this Item is included under the caption "Other Matters — Fees of Independent Registered Public Accounting Firm, — Pre-Approval of Audit and Non-Audit Services" in our definitive proxy statement to be filed pursuant to Regulation 14A on or about March 11, 2009 and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedule***

(a) Documents filed as part of this Report:

1. *Financial Statements.*

The following financial statements, together with the report of independent registered public accounting firm, are filed as a part of this report:

A. Report of Independent Registered Public Accounting Firm

B. Consolidated Income Statements

C. Consolidated Balance Sheets

D. Consolidated Statements of Stockholders' Equity

E. Consolidated Statements of Cash Flows

F. Notes to Consolidated Financial Statements

2. *Financial Statement Schedule.*

The following additional financial data are transmitted with this report and should be read in conjunction with the consolidated financial statements contained herein. Schedules other than those listed below have been omitted because they are inapplicable or are not required.

Schedule II — Valuation and Qualifying Accounts

3. *Exhibits.*

A complete listing of exhibits required is given in the Exhibit Index that precedes the exhibits filed with this report.

(b) See Item 15(a)(3) of this report.

(c) See Item 15(a)(2) of this report.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 2, 2009

ORBITAL SCIENCES CORPORATION

By: /s/ *David W. Thompson*

David W. Thompson
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Dated: March 2, 2009

Signature:	Title:
/s/ *David W. Thompson* David W. Thompson	Chairman of the Board and Chief Executive Officer, Director (Principal Executive Officer)
/s/ *James R. Thompson* James R. Thompson	Vice Chairman, President and Chief Operating Officer, Director
/s/ *Garrett E. Pierce* Garrett E. Pierce	Vice Chairman and Chief Financial Officer, Director (Principal Financial Officer)
/s/ *Hollis M. Thompson* Hollis M. Thompson	Senior Vice President and Controller (Principal Accounting Officer)
/s/ *Edward F. Crawley* Edward F. Crawley	Director
/s/ *Lennard A. Fisk* Lennard A. Fisk	Director
/s/ *Robert M. Hanisee* Robert M. Hanisee	Director
/s/ *Robert J. Hermann* Robert J. Hermann	Director
/s/ *Ronald T. Kadish* Ronald T. Kadish	Director
/s/ *Janice I. Obuchowski* Janice I. Obuchowski	Director

Signature:	Title:
/s/ James G. Roche James G. Roche	Director
/s/ Frank L. Salizzoni Frank L. Salizzoni	Director
/s/ Harrison H. Schmitt Harrison H. Schmitt	Director
/s/ Scott L. Webster Scott L. Webster	Director

EXHIBIT INDEX

The following exhibits are filed as part of this report. Where such filing is made by incorporation by reference to a previously filed statement or report, such statement or report is identified in parentheses.

Exhibit Number	Description of Exhibit
3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 4.1 to the company's Registration Statement on Form S-3 (File Number 333-08769) filed and effective on July 25, 1996).
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).
3.3	Certificate of Amendment to Restated Certificate of Incorporation, dated April 29, 1997 (incorporated by reference to Exhibit 3.3 to the company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998).
3.4	Certificate of Amendment to Restated Certificate of Incorporation, dated April 30, 2003 (incorporated by reference to Exhibit 3.4 to the company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).
3.5	Certificate of Elimination of the Series B Junior Participating Preferred Stock of Orbital Sciences Corporation (incorporated by reference to Exhibit 3.1 to the company's Current Report on Form 8-K filed on December 8, 2008).
4.1	Form of Certificate of Common Stock (incorporated by reference to Exhibit 4.1 to the company's Registration Statement on Form S-1 (File Number 33-33453) filed on February 9, 1990 and effective on April 24, 1990).
4.2	Indenture dated as of December 13, 2006, by and between Orbital Sciences Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the company's Current Report on Form 8-K filed on December 13, 2006).
4.3	Form of 2.4375% Convertible Senior Subordinated Note due 2027 (incorporated by reference to Exhibit 4.2 to the company's Current Report on Form 8-K filed on December 13, 2006).
4.4	Registration Rights Agreement dated as of December 13, 2006, by and among Orbital Sciences Corporation, Wachovia Capital Markets, LLC and Banc of America Securities LLC (incorporated by reference to Exhibit 4.3 to the company's Current Report on Form 8-K filed on December 13, 2006).
10.1	Credit Agreement dated as of August 17, 2007, by and among Orbital Sciences Corporation, as Borrower, the Lenders and Issuers party thereto, Citibank, N.A., as Administrative Agent, Bank of America, N.A. and Wachovia Bank, National Association, as Co-Syndication Agents, PNC Bank, National Association and Sovereign Bank, as Co-Documentation Agents, and Citigroup Global Markets Inc., as Sole Leading Book-Running Manager and Sole Lead Arranger (incorporated by reference to Exhibit 10.1 to the company's Current Report on Form 8-K filed on August 23, 2007).
10.2	Pledge and Security Agreement dated as of August 17, 2007, by and between Orbital Sciences Corporation and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the company's Current Report on Form 8-K filed on August 23, 2007).
10.3	Lease Agreement dated as of May 18, 1999, by and between Boston Properties Limited Partnership and Orbital Sciences Corporation (incorporated by reference to Exhibit 10.4 to the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.4	Lease Agreement dated as of April 5, 1999, by and between Boston Properties Limited Partnership and Orbital Sciences Corporation (incorporated by reference to Exhibit 10.5 to the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.5	Lease Agreement dated as of December 1, 1999, by and between Boston Properties Limited Partnership and Orbital Sciences Corporation (incorporated by reference to Exhibit 10.6 to the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

Exhibit Number	Description of Exhibit
10.6	Lease Agreement dated as of September 29, 1989, by and among Corporate Property Associates 8, L.P., Corporate Property Associates 9, L.P. and Space Data Corporation (incorporated by reference to Exhibit 10.2 to the company's Registration Statement on Form S-1 (File Number 33-33453) filed on February 9, 1990).
10.7	First Amendment to Lease Agreement dated as of December 27, 1990, by and among Corporate Property Associates 8, L.P., Corporate Property Associates 9, L.P. and Space Data Corporation (incorporated by reference to Exhibit 10.2.1 to the company's Annual Report on Form 10-K for the year ended December 31, 1991).
10.8	Fourth Amendment to Lease Agreement dated as of November 5, 2008, by and between Corporate Property Associates 9, L.P. and Orbital Sciences Corporation (incorporated by reference to Exhibit 10.1 to the company's Current Report on Form 8-K filed on November 12, 2008).
10.9	Orbital Sciences Corporation 1997 Stock Option and Incentive Plan, amended as of November 1, 2007 (incorporated by reference to Exhibit 10.8 to the company's Annual Report on Form 10-K for the year ended December 31, 2007).*
10.10	Orbital Sciences Corporation 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the company's Current Report on Form 8-K filed on May 2, 2005).*
10.11	Orbital Sciences Corporation Nonqualified Management Deferred Compensation Plan, amended and restated as of January 1, 2005 (incorporated by reference to Exhibit 10.13 to the company's Annual Report on Form10-K for the year ended December 31, 2006).*
10.12	Executive Relocation Agreement dated as of August 7, 2003, by and between Orbital Sciences Corporation and Ronald J. Grabe, Executive Vice President and General Manager, Launch Systems Group (incorporated by reference to Exhibit 10.1 to the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).*
10.13	First Amendment to Executive Relocation Agreement dated as of April 28, 2005, by and between Orbital Sciences Corporation and Ronald J. Grabe, Executive Vice President and General Manager, Launch Systems Group (incorporated by reference to Exhibit 10.4 to the company's Current Report on Form 8-K filed on May 2, 2005).*
10.14	Amended and Restated Executive Severance Agreement dated as of November 30, 2007, by and between Orbital Sciences Corporation and Garrett E. Pierce (incorporated by reference to Exhibit 10.2 to the company's Current Report on Form 8-K filed on December 4, 2007).*
10.15	Form of Director and Executive Officer Indemnification Agreement (incorporated by reference to Exhibit 10.23 to the company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998).*
10.16	Form of Amended and Restated Executive Change in Control Severance Agreement (incorporated by reference to Exhibit 10.1 to the company's Current Report on Form 8-K filed on December 4, 2007).*
10.17	Purchase Contract dated as of March 27, 2002, by and between Orbital Sciences Corporation and The Boeing Company (incorporated by reference to Exhibit 10.2 to the company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2003).**
10.18	Amendment dated as of January 13, 2005, to Purchase Contract by and between Orbital Sciences Corporation and The Boeing Company (incorporated by reference to Exhibit 10.22 to the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
10.19	Amendment dated as of January 18, 2006, to Purchase Contract by and between Orbital Sciences Corporation and The Boeing Company (incorporated by reference to Exhibit 10.22 to the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005).
10.20	Amendment dated as of February 5, 2007, to Purchase Contract by and between Orbital Sciences Corporation and The Boeing Company (incorporated by reference to Exhibit 10.25 to the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006).

Exhibit Number	Description of Exhibit
10.21	Amendment dated as of January 15, 2008, to Purchase Contract by and between Orbital Sciences Corporation and The Boeing Company (incorporated by reference to Exhibit 10.21 to the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007).
10.22	Amendment dated as of January 20, 2009, to Purchase Contract by and between Orbital Sciences Corporation and The Boeing Company (transmitted herewith).
10.23	Schedule A Basic Contract dated as of December 17, 2007, by and between Orbital Sciences Corporation and Lockheed Martin Corporation (incorporated by reference to Exhibit 10.22 to the company's Annual Report on Form 10-K for the year ended December 31, 2007).**
10.24	Contract No. NNJ09GA02B for ISS Commercial Resupply Services dated December 23, 2008, by and between Orbital Sciences Corporation and the National Aeronautics and Space Administration (transmitted herewith).**
10.25	Task Order No. 1 for Contract NNJ09GA02B for ISS Commercial Resupply Services dated December 23, 2008, by and between Orbital Sciences Corporation and the National Aeronautics and Space Administration (transmitted herewith).**
10.26	Form of Executive Nonstatutory Stock Option Agreement under the 1997 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.23 to the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).*
10.27	Form of Non-Employee Director Nonstatutory Stock Option Agreement under the 1997 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.24 to the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).*
10.28	Form of Director Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).*
10.29	Form of Non-Employee Director Stock Unit Agreement under the 1997 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.29 to the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006).*
10.30	Form of Stock Unit Agreement under the 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the company's Current Report on Form 8-K filed on May 2, 2005).*
10.31	Form of Stock Unit Agreement under the 1997 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to the company's Current Report on Form 8-K filed on May 2, 2005).*
10.32	Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.32 to the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006).*
12	Statement re Computation of Ratio of Earnings to Fixed Charges (transmitted herewith).
23	Consent of PricewaterhouseCoopers LLP (transmitted herewith).
31.1	Certification of Chairman and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sec. 1350) (transmitted herewith).
31.2	Certification of Vice Chairman and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sec. 1350) (transmitted herewith).
32.1	Written Statement of Chairman and Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) (transmitted herewith).
32.2	Written Statement of Vice Chairman and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) (transmitted herewith).

---

* Management Contract or Compensatory Plan or Arrangement.

** Certain portions of this Exhibit were omitted by means of redacting a portion of the text in accordance with Rule 0-6 or Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Orbital
Innovation You Can Count On™

ORBITAL SCIENCES CORPORATION
21839 Atlantic Boulevard, Dulles, Virginia 20166
www.orbital.com

Corporate Information

Orbital Sciences Corporation
21839 Atlantic Boulevard
Dulles, VA 20166
703-406-5000

Public/Investor Relations
Barron S. Beneski
Vice President, Corporate Communications
703-406-5528
public.relations@orbital.com
investor.relations@orbital.com

Internet
Orbital maintains a corporate website on the Internet at www.orbital.com

Common Stock
Stock symbol: ORB
Listed: New York Stock Exchange

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
McLean, VA

Annual Meeting
The annual meeting of stockholders will be held at the company's headquarters on April 30, 2009 at 9:00 a.m.

Transfer Agent
Stockholders may obtain information with respect to share position, transfer requirements and lost certificates by writing or telephoning:

Computershare Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940
Tel: 800-730-4001
www.computershare.com

Employment
Orbital Sciences Corporation is an equal opportunity employer

Disclosure of Non-GAAP Financial Measures
Adjusted income from continuing operations for 2008 is defined as GAAP (Generally Accepted Accounting Principles) income from continuing operations (the most directly comparable GAAP financial measure) adjusted to exclude an investment impairment charge. Adjusted diluted income per share from continuing operations is equal to adjusted income from continuing operations divided by diluted shares. These measures are provided so investors can more easily compare 2008 operating results to prior year operating results. The reconciliation of these financial measures is as follows:

($ millions, except per share data)	Full Year 2008
Reported Income from Continuing Operations	$ 45.4
Investment Impairment Charge	17.8
Adjusted Income from Continuing Operations	$ 63.2
Adjusted Diluted Income per Share	$ 1.05

Free cash flow is defined as GAAP net cash provided by operating activities (the most directly comparable GAAP financial measure) less capital expenditures for property, plant and equipment. Management believes that this provides investors with an important perspective on the company's liquidity, financial flexibility and ability to fund operations and service debt.

($ millions)	Full Year 2008	Full Year 2007
Net Cash Provided by Operating Activities	$108.8	$100.4
Capital Expenditures	(26.5)	(18.5)
Free Cash Flow	$ 82.3	$ 81.9

Orbital does not intend for the foregoing non-GAAP financial measures to be considered in isolation or as a substitute for the related GAAP measure.

Certifications
Orbital filed the Chief Executive Officer (CEO) and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to Orbital's Annual Report on Form 10-K for fiscal year ended December 31, 2008. Orbital submitted the required 2008 annual CEO certification to the New York Stock Exchange (NYSE) in accordance with Section 303A.12 of the NYSE Listed Company Manual.

"Safe Harbor" Statement
Certain statements in this report may be forward-looking in nature or "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, trends and uncertainties that could cause the actual results or performance of the company to be materially different from the forward-looking statement. Uncertainty surrounding factors such as continued government support and funding for key space and defense programs, new product development programs, product performance and market acceptance of products and technologies, government contract procurement and termination risks (including the outcome of bid protests), as well as other risk factors and business considerations described in the company's SEC filings, including its annual report on Form 10-K, could impact Orbital's actual financial and operational results. Orbital assumes no obligation for updating the information contained in this report.

Photo Credit
Photo on page 3 courtesy of the U.S. Missile Defense Agency.